Systemax™ Proxy Statement and 2006 Annual Report to Stockholders

Dear Fellow Stockholders,

It is with great pleasure that I present our Annual Report to Stockholders for 2006.

Among the many highlights of an eventful year, we experienced an 11% overall growth in sales, for a total of $2.3 billion. Online sales continue to expand, jumping 26% over the previous year. Operating income experienced an increase of 78%, up to $61.9 million, and diluted earnings per share grew 294% to $1.22.

Sales of Technology Products (computers, computer supplies and consumer electronics) grew by 11%. We attribute these strong results to the success of the reorganization we did several years ago, the continued implementation of our sound business model fueled by robust growth in the variety of markets we serve and expansion of our product offerings.

Sales for our Industrial Products unit, which grew 13% for the year compared to 2005, was driven primarily by new Internet customers, competitive advantages due to our worldwide sourcing strategy and aggressive pricing. Industrial online sales grew 48% for the full year compared to 2005.

Our long-term goal is to closely manage our product pricing to achieve a balance between sales growth, gross margin and overall profitability. As a result of our strong 2006 financial performance and a strong balance sheet, the Board of Directors declared, on March 14, 2007, a special dividend of $1.00 per share, which was paid on April 12, 2007 to shareholders of record on April 2, 2007.

Along with stellar sales growth in North America, we also experienced solid growth in our European units. North American sales grew 13% for the full year compared to 2005, driven primarily by growth in Internet sales and our private label products. European sales grew 7% for the full year compared to 2005, also driven primarily by growth in Internet sales and public sector customers.

Our ProfitCenter Software subsidiary continued the successful development of its applications as a service platform and secured 22 customer-implementation and hosting contracts during 2006. As a hosted software service, revenues from both hosting and implementation are recognized over the contractual hosting period and for 2006 were not significant.

The Company's overall financial condition remains solid, with working capital of $229 million as of year-end, which included cash and equivalents of $87 million, and over $84 million in available borrowing capacity under its credit facilities currently in place.

Our new Chief Financial Officer, Larry Reinhold, and his finance team have been working hard to analyze and document our controls and business processes. Their mission is to identify and remediate internal control deficiencies with the goal of protecting our assets, ensuring complete and accurate public disclosures and complying with the requirements of the Sarbanes-Oxley Act of 2002.

I appreciate their efforts--and the efforts of all our employees--for helping to continually improve our business. And of course I wish to thank our shareholders, loyal customers and vendors for your continued confidence in Systemax.

Sincerely,

Richard Leeds

Richard Leeds
Chairman and Chief Executive Officer
April 30, 2007

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

INVESTOR RELATIONS
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

TRANSFER AGENT:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100
Email: info@amstock.com
Web Site: http://www.amstock.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

STOCK EXCHANGE:

The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

CORPORATE GOVERNANCE

Copies of the Company's 2006 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K to the Securities and Exchange Commission are available online at www.systemax.com or to stockholders without charge upon written request to the Company's Port Washington, New York office, Attention: Investor Relations. In addition, on the Company's website, www.systemax.com (Corporate Policies and Charters), stockholders can view the Company's Corporate Ethics Policy, Audit Committee Charter, Board Nominating Committee Charter and Corporate Governance Guidelines and Principles.

The Company is required to file as an Exhibit to its Form 10-K for the fiscal year 2006 Certifications under Section 302 of the Sarbanes-Oxley Act signed by the Chief Executive Officer and Chief Financial Officer. In addition, the Company will be required to submit to the New York Stock Exchange ("NYSE") a certification (an "Annual CEO Certification") signed by the Chief Executive Officer following the 2007 Annual Meeting certifying that he is not aware of any violation by the company of NYSE corporate governance listing standards as of the date of the certification. An Annual CEO Certification, dated October 31, 2006, was submitted to the NYSE on such date.

Systemax Inc., a Fortune 1000 company, utilizes an integrated system of branded e-commerce web sites, direct mail catalogs and relationship marketers to sell personal computers, computer supplies, consumer electronic products and industrial products in North America and Europe. It also manufactures and sells personal computers under the Systemax and Ultra brands.

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 7, 2007

Dear Stockholders:

The 2007 Annual Meeting of the Stockholders of Systemax Inc. (the "Company") will be held at the offices of the Company, 11 Harbor Park Drive, Port Washington, New York, on Thursday, June 7, 2007 at 2:00 p.m. for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect the Company's Board of Directors.

2. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants.

3. To transact such other business as may properly come before the meeting and any and all adjournments or postponements thereof.

The Board of Directors has fixed the close of business on April 26, 2007 as the record date for the determination of the stockholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

Stockholders are invited to attend the meeting. Whether or not you expect to attend, WE URGE YOU TO SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. If you attend the meeting, you may vote your shares in person, which will revoke any previously executed proxy.

If your shares are held of record by a broker, bank or other nominee and you wish to attend the meeting, you must obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the meeting. In order to vote your shares at the meeting, you must obtain from the record holder a proxy issued in your name.

Regardless of how many shares you own, your vote is very important. Please SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD TODAY.

Sincerely,

CURT S. RUSH,
General Counsel and Secretary

Port Washington, New York
May 4, 2007

Systemax Inc.

11 Harbor Park Drive
Port Washington, New York 11050

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Systemax Inc., a Delaware corporation (the "Company"), for the 2007 Annual Meeting of Stockholders of the Company to be held on June 7, 2007. The notice of annual meeting, this proxy statement, the accompanying proxy and the annual report of the Company for the year ended December 31, 2006 are first being mailed on or about May 4, 2007 to stockholders of record as of the close of business on April 26, 2007. You can ensure that your shares are voted at the meeting by signing, dating and promptly returning the enclosed proxy in the envelope provided. Sending in a signed proxy will not affect your right to attend the meeting and vote in person. You may revoke your proxy at any time before it is voted by notifying the Company's Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038, Attention: Proxy Department, in writing, or by executing a subsequent proxy, which revokes your previously executed proxy. The Company's principal executive offices are located at 11 Harbor Park Drive, Port Washington, New York 11050.

Voting Procedures

Proxies will be voted as specified by the stockholders. Where specific choices are not indicated, proxies will be voted for proposals 1 and 2. Under the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation or the Company's By-Laws, (1) the affirmative vote of a plurality of the outstanding shares of Common Stock entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to elect the nominated Directors (Proposal 1) and (2) the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants (Proposal 2).

A quorum is representation in person or by proxy at the Annual Meeting of at least a majority of the outstanding shares of common stock of the Company. Abstentions will be treated as votes cast on particular matters as well as shares present and represented for purposes of establishing a quorum, with the result that an abstention has the same effect as a negative vote. Where nominee record holders do not vote on specific issues because they did not receive specific instructions on such issues from the beneficial owners, such broker non-votes will not be treated as votes cast on a particular matter, and will therefore have no effect on the vote, but will be treated as shares present or represented for purposes of establishing a quorum.

If shares are held through a broker, nominee, fiduciary or other custodian, you must provide voting instructions to the record holder in accordance with the record holder's requirements in order to ensure the shares are properly voted. Under the rules of the New York Stock Exchange, member brokers who do not receive instructions from beneficial owners will be allowed to vote on the election of Directors and on the ratification of the independent accountants.

A list of stockholders of the Company satisfying the requirements of Section 219 of the Delaware General Corporation Law shall be available for inspection for any purpose germane to the meeting during normal business hours at the offices of the Company at least ten days prior to the Annual Meeting.

On April 26, 2007, there were outstanding and entitled to vote (excluding Company treasury shares) 35,980,976 shares of common stock of the Company entitled to one vote per share. Stockholders will not be entitled to appraisal rights in connection with any of the matters to be voted on at the Annual Meeting.

ELECTION OF DIRECTORS
Item 1 on Proxy Card

At the meeting, seven Directors are to be elected to serve until their successors have been elected and qualified. Information regarding such nominees is set forth below.

The accompanying proxy will be voted for the election of the Board's nominees unless contrary instructions are given. If any Board nominee is unable to serve, which is not anticipated, the persons named as proxies intend to vote for the other Board nominees and, unless the Board of Directors reduces the number of nominees, for such other person or persons as the Board of Directors may designate.

Each of the nominees has served as a director during the fiscal year ended December 31, 2006. If voting by proxy with respect to the election of Directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes for specific nominees.

Nominees

Richard Leeds, age 47, has served as Chairman and Chief Executive Officer of the Company since April 1995. Mr. Leeds joined the Company in 1982 and since 1984 has served in various executive capacities. Mr. Leeds graduated from New York University in 1982 with a B.S. in Finance. Richard Leeds is the brother of Bruce and Robert Leeds.

Bruce Leeds, age 51, has served as Vice Chairman since April 1995. Mr. Leeds served as President of International Operations from 1990 until March 2005. Mr. Leeds joined the Company after graduating from Tufts University in 1977 with a B.A. in Economics and since 1982 has served in various executive capacities.

Robert Leeds, age 51, has served as Vice Chairman since April 1995. Mr. Leeds served as President of Domestic Operations from April 1995 until March 2005. Since 1982 Mr. Leeds has served in various executive capacities with the Company. Mr. Leeds graduated from Tufts University in 1977 with a B.S. in Computer Applications Engineering and joined the Company in the same year.

Gilbert Fiorentino, age 47, has served as a Director of the Company since May 25, 2004. Mr. Fiorentino is President and Chief Executive Officer of Tiger Direct, Inc., a company he founded in 1988. Tiger Direct became a wholly owned subsidiary of the Company in 1996. Mr. Fiorentino graduated in 1981 from the University of Miami with a BS degree in Economics and graduated in 1984 from the University of Miami Law School. He was an adjunct professor of Business Law at the University of Miami from 1985 through 1994.

Robert D. Rosenthal, age 58, has served as a Director of the Company since July 1995. He has been the lead independent director since October 11, 2006. Mr. Rosenthal is Chairman and Chief Executive Officer of First Long Island Investors LLC, which he co-founded in 1983. Mr. Rosenthal is a 1971 *cum laude* graduate of Boston University and a 1974 graduate of Hofstra University Law School.

Stacy S. Dick, age 50, has served as a Director of the Company since November 1995. Mr. Dick became a Managing Director of Rothschild Inc. in January 2004 and has served as an executive of other entities controlled by Rothschild family interests since March 2001. Mr. Dick graduated from Harvard University with an AB degree *magna cum laude* in 1978 and a Ph.D. in Business Economics in 1983. He has served as an adjunct professor of finance at the Stern School of Business (NYU) since 2004.

Ann R. Leven, age 66, has served as a Director of the Company since May 2001. Ms. Leven served as Treasurer and Chief Fiscal Officer of the National Gallery of Art in Washington D.C. from December 1990 to October 1999. From August 1984 to December 1990 she was Chief Financial Officer of the Smithsonian Institution. Ms. Leven has been a Director of the Delaware Investment's Family of Mutual Funds since September 1989. From December 1999 to May 2003 Ms. Leven was a Director of Recoton Corporation. From 1975 to 1993 Ms. Leven taught business strategy and administration at the Columbia University Graduate School of Business. She received an M.B.A. degree from Harvard University in 1964.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL THE DIRECTOR NOMINEES, WHICH IS DESIGNATED AS PROPOSAL NO. 1 ON THE ENCLOSED PROXY CARD.

Independence of Directors

In the judgment of the Board of Directors, each of the following Directors of the Company meets the standards for independence required by the New York Stock Exchange and the Securities Exchange Act of 1934: Robert D. Rosenthal, Stacy S. Dick and Ann R. Leven. The Board made this determination based on (a) the absence of any of the express disqualifying criteria relating to director independence set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and (b) the criteria for independence required of audit committee directors by Section 10A(m)(3) of Securities Exchange Act of 1934. As a "controlled company," the Company is exempt from the New York Stock Exchange requirements (a) that listed companies have a majority of independent directors, and (b) that the members of the Compensation and Nominating/Corporate Governance Committees of listed companies be composed entirely of independent directors. A "controlled company" is defined by the New York Stock Exchange as a company of which more than 50% of the voting power is held by an individual, group or other company. The Company is a "controlled company" in that more than 50% of the voting stock of the Company, in the aggregate, is owned by certain members of the Leeds family (including Richard Leeds, Robert Leeds and Bruce Leeds, each of whom is an officer and Director of the Company) and certain Leeds' family trusts (collectively, the "Leeds Group"). The members of the Leeds Group have entered into a Stockholders Agreement with respect to certain shares of Company stock they each own. See "Transactions With Related Persons" below.

Meetings of Non-Management Directors

The New York Stock Exchange requires the "non-management directors" of a NYSE-listed company to meet at regularly scheduled executive sessions without management and to disclose in their annual proxy statements (1) the name of the non-management director who is chosen to preside at all regularly-scheduled executive sessions of the non-management members of the board of directors and (2) a method for interested parties to communicate directly with the presiding director or with the non-management directors as a group.

As all of the non-management members of the Board of Directors (all of whom are independent) constitute the Audit Committee, such executive sessions were previously held as part of regularly scheduled meetings of the Audit Committee chaired by the Audit Committee chairman. Pursuant to the terms the Shareholder Suits Settlement, the Company has agreed that the Board's independent directors shall meet separately in executive sessions, chaired by the Lead Independent Director, at least quarterly.

Interested parties wishing to communicate directly with the Lead Independent Director or the non-management members of the Board of Directors as a group should address their inquires by mail sent to the attention of Robert D. Rosenthal, Lead Independent Director, at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Corporate Ethics Policy

The Company has adopted a Corporate Ethics Policy that applies to all employees of the Company including the Company's Chief Executive Officer, Chief Financial Officer and Controller, its principal accounting officer. The Corporate Ethics Policy is designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws and regulations, full and accurate disclosure of information requiring public disclosure and the prompt reporting of Policy violations. The Company's Corporate Ethics Policy is available on the Company's website (www.systemax.com). A copy can also be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Stockholder Communications with Directors

Stockholders of the Company who wish to communicate with the Board or any individual Director can write to Systemax

Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050. Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter of your inquiry, management will forward the communication to the Director or Directors to whom it is addressed; attempt to handle the inquiry directly, as might be the case if you request information about the Company or it is a stockholder related matter; or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to any requesting Director.

Director Attendance at Annual Meetings

The Company expects each Director to attend its Annual Stockholders Meeting, unless he or she has a valid excuse such as illness or a conflict in schedules. The Company usually schedules a separate Board meeting in conjunction with the Stockholders meeting, to elect officers and discuss other Company matters. At last year's Annual Meeting, held on October 11, 2006, two of the Company's Directors were unable to attend the meeting. The Company expects all of its Directors to attend this year's Annual Meeting.

Board Meetings

During the year 2006 the Board of Directors held two meetings, the Audit Committee held 11 meetings, the Compensation Committee held five meetings, the Nominating/Corporate Governance Committee held one meeting and the Executive Committee held no meetings. All of the Directors attended at least 75% of all of the meetings of the Board and the respective committees of the Board of which they were members.

Committees of the Board

The Board of Directors has the following standing committees:

Audit Committee

The Audit Committee is appointed by the Board of Directors to assist the Board with oversight of (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and qualifications of the Company's external auditors, and (iv) the performance of the Company's internal audit function and external auditors. It is the Audit Committee's responsibility to retain or terminate the Company's independent registered public accountants, who audit the Company's financial statements, to prepare the Audit Committee report that the Securities and Exchange Commission requires to be included in the Company's Annual Proxy Statement. (See "Report of the Audit Committee" below.) As part of its activities, the Audit Committee meets with the Company's independent registered public accountants at least annually to review the scope and results of the annual audit and quarterly to discuss the review of the quarterly financial results. In addition, the Audit Committee receives and considers the independent registered public accountants' comments and recommendations as to internal controls, accounting staff, management performance and auditing procedures. The Audit Committee is also responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Board of Directors adopted an Audit Committee Charter in June 2000 which was revised in February 2003, and again in August 2006 as required by the terms of a stipulation of settlement dated May 16, 2006 relating to certain shareholder derivative suits filed in 2005 (the "Shareholder Suits Settlement"). A copy of the Audit Committee Charter is available on the Company's website, www.systemax.com, or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

The members of the Committee are Stacy S. Dick, Robert D. Rosenthal and Ann R. Leven. Ms. Leven is the current Chairman of the Committee. All the members of the Audit Committee are non-management directors (i.e. they are neither officers nor employees of the Company). The Committee meets regularly both with and without management participation. As noted above, in the judgment of the Board of Directors, each of the members of the Audit Committee meets the standards for independence required by the rules of the Securities and Exchange Commission and New York Stock Exchange. In addition, the Board of Directors has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by regulations of the Securities and Exchange Commission.

Interested parties wishing to communicate directly with the Chairman of the Audit Committee or the Audit Committee as a group should address their inquires by mail to the attention of Audit Committee at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee's responsibilities include, among other things (i) identifying individuals qualified to become Board members and recommending to the Board nominees to stand for election at any meeting of stockholders, (ii) identifying and recommending nominees to fill any vacancy, however created, in the Board, (iii) developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance principles (including director qualification standards, responsibilities and compensation) and periodically reviewing the code and principles. The current members of the Nominating/Corporate Governance Committee are Robert D. Rosenthal (Chairman), Stacy Dick and Ann Leven. (Pursuant to the terms of the Shareholder Suits Settlement, Richard Leeds resigned from the committee at the end of 2006.) In nominating candidates to become Board members, the Committee shall take into consideration such factors as it deems appropriate, including the experience, skill, integrity and background of the candidates. The Committee may consider candidates proposed by management or stockholders but is not required to do so. The Committee does not have any formal policy with regard to the consideration of any Director candidates recommended by the security holders or any minimum qualifications or specific procedure for identifying and evaluating nominees for Director as the Board does not believe that such a formalistic approach is necessary or appropriate at this time. Stockholders may propose candidates for Board membership by writing to Systemax Inc., Attention: Nominating/Corporate Governance Committee, 11 Harbor Park Drive, Port Washington, NY 11050 so that the nomination is received by the Company by March 31, 2008 to be considered for the 2008 Annual Meeting. Nominees proposed by stockholders will receive the same consideration as will other nominees. The Charter for the Nominating/Corporate Governance Committee was amended in August 2006 to comply with the terms of the Shareholder Suits Settlement. The Charter for the Nominating/Corporate Governance Committee is available on the Company's website (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Compensation Committee

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock-based incentive grants. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's incentive-based and equity-based compensation plans. The Compensation Committee also prepares an annual report on executive compensation for inclusion in the annual proxy statement. (See "Compensation Committee Report to Stockholders" below.) The charter for the Compensation Committee was amended in August 2006 to comply with the terms of the Stipulation of Settlement relating to the shareholder derivative suits filed in 2005. The current members of the Compensation Committee are Stacy Dick (Chairman), Robert D. Rosenthal and Ann Leven. (Pursuant to the terms of the Shareholder Suits Settlement, Robert Leeds resigned from the committee and Ann Leven was appointed to the committee at the end of 2006.) The charter for the Compensation Committee is available on the Company's website (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Executive Committee

The Executive Committee consists of the Chairman of the Board and any Vice Chairman and such other directors as may be named thereto by the Board of Directors. The current members of the Executive Committee are Messrs. Richard Leeds, Robert Leeds, Bruce Leeds and Robert D. Rosenthal (the Lead Independent Director). Among other duties as may be assigned by the Board from time to time, the Executive Committee is authorized to oversee the operations of the Company, supervise the executive officers of the Company, review and make recommendations to the Board of Directors regarding the strategic direction of the Company and review and make recommendations to the Board of Directors regarding all possible acquisitions or other significant business transactions. It is also authorized to manage the affairs of the Corporation between meetings of the Board of Directors; the Committee has all of the powers of the Board of Directors not inconsistent with any provisions of the Delaware General Corporation Law, the Company's By-Laws or other resolutions adopted by the Board but does not generally exercise such authority.

Compensation of Directors

The Company's policy is not to pay compensation to Directors who are also employees of the Company or its subsidiaries. Through October 11, 2006 each non-employee Director was paid a fee of $25,000 per year and $2,000 for each meeting of the Board of Directors and each committee meeting in which the Director participated. In addition, the Chairman of the Audit Committee of the Board received an additional $5,000 per year. The non-employee Directors of the Company also received annually, following the annual stockholders meeting, an option to purchase 2,000 shares of Common Stock pursuant to the Company's 1995 Stock Plan for Non-Employee Directors.

The Company, increased the compensation paid to non-employee directors, effective as of October 12, 2006 (the date immediately following the 2006 Annual Stockholders' Meeting), such that each non-employee director will receive annual compensation as follows: $50,000 per year as base compensation, $5,000 per year for each committee of which such director is a non-chair member, $10,000 per year for each committee chair, and a grant each year of shares of Company stock (restricted for sale for two years) in an amount equal to $25,000 divided by the fair market value of such stock on the date of grant. The Lead Independent Director, currently Robert D. Rosenthal, also receives an additional $10,000 per year. In addition the Company granted to each non-employee director a one-time stock option for 5,000 shares of Company stock. The restricted stock and stock option grants were made pursuant to the 2006 Stock Incentive Plan for Non-Employee Directors, which was approved by stockholders at the 2006 Annual Stockholders' Meeting.

DIRECTOR COMPENSATION FOR YEAR ENDED DECEMBER 31, 2006

The following table sets forth compensation on information regarding payments in 2006 to our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Option Awards ($) [1]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Ann Leven	$47,000	$25,000	$51,327	—	—	—	$123,327
Robert D. Rosenthal	$45,000	$25,000	$51,327	—	—	—	$121,321
Stacy Dick	$50,000	$25,000	$51,327	—	—	—	$126,327

(1) These columns represent the dollar amount recognized for financial reporting purposes with respect to the 2006 year for the fair value of stock awards and option awards with respect to grants in 2006. Fair values have been determined under SFAS 123R. For the stock awards, fair value was calculated using the common stock closing price on the date of grant and multiplying it by the number of shares subject to grant. In accordance with SEC rules, this amount disregards the estimate of forfeitures on service-based awards. To determine the fair values for the stock option grants, we used the Black-Scholes option valuation model with the following assumptions: risk free interest rate 4.76%, expected volatility 78.2%, and expected life 6.0 years. These awards were made pursuant to the 2006 Stock Incentive Plan for Non-Employee Directors, as described above.

The following table presents the aggregate number of outstanding stock awards held by each of our non-employee directors on December 31, 2006:

Name:	Stock Awards	Option Awards
Ann Leven	13,000	2,627
Robert D. Rosenthal	11,000	34,627
Stacy Dick	19,500	2,127

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee of the Board of Directors of the Company operates under its charter, which was originally adopted by the Board of Directors in 2000 and revised in February 2003 and August 2006. Management is responsible for the Company's internal accounting and financial controls, the financial reporting process, the internal audit function and compliance with the Company's policies and legal requirements. The Company's independent registered public accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuance of a report thereon; they also perform limited reviews of the Company's unaudited quarterly financial statements.

The Audit Committee's responsibility is to engage the independent registered public accountants, monitor and oversee these accounting, financial and audit processes and report its findings to the full board. It also investigates matters related to the Company's financial statements and controls as it deems appropriate. In the performance of these oversight functions, the members of the Audit Committee rely upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accountants, as well as by other experts that the Committee hires.

The Committee reviewed and discussed the audited consolidated financial statements of the Company for the year ended December 31, 2006 with management, who represented that the Company's consolidated financial statements for fiscal 2006 were prepared in accordance with U.S. generally accepted accounting principles. It discussed with Ernst & Young LLP, the Company's independent registered public accountants for fiscal 2006, those matters required to be reviewed pursuant to Statement of Accounting Standards No. 61 ("Communication with Audit Committees"), as amended by Statement of Accounting Standards No. 90 (Audit Committee Communications). The Committee has received from Ernst & Young LLP written independence disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and had a discussion with Ernst & Young LLP regarding their independence.

Based on the review of the representations of management, the discussions with management and the independent registered public accountants and the review of the Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, to the Committee, the Audit Committee recommended to the Board of Directors that the financial statements of the Company for the year ended December 31, 2006 as audited by Ernst &Young LLP be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Ann R. Leven (Chair)
Stacy S. Dick
Robert D. Rosenthal

* This report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the executive officers of the Company as of April 26, 2007.

Name	Age	Office
Richard Leeds	47	Chairman and Chief Executive Officer; Director
Bruce Leeds	51	Vice Chairman; Director
Robert Leeds	51	Vice Chairman; Director
Gilbert Fiorentino	47	President and Chief Executive Officer of Tiger Direct, Inc.; Director
Lawrence P. Reinhold	47	Executive Vice President and Chief Financial Officer
Thomas Axmacher	47	Vice President and Controller
Curt S. Rush	53	General Counsel and Secretary

For information on Richard Leeds, Bruce Leeds, Robert Leeds and Gilbert Fiorentino, see page 2.

Lawrence P. Reinhold was appointed Executive Vice President and Chief Financial Officer, the principal financial officer of the Company, effective January 17, 2007*. Mr. Reinhold was a business, finance and accounting consultant in 2006. Previously he was Executive Vice President and Chief Financial Officer of Greatbatch, Inc., a publicly traded developer and manufacturer of components used in implantable medical devices from 2002 through 2005; Executive Vice President and Chief Financial Officer of Critical Path, Inc. a publicly traded communications software company in 2001; and a Managing Partner of PricewaterhouseCooopers LLP with responsibility for its Technology, Information, Communications, Media and Entertainment industry practice in the Midwestern United States from 1998 until 2000 (and held other positions at that firm from 1982 until 2000). He received his BS in Business Administration (in 1982) and his MBA (in 1987) from San Diego State University.

Thomas Axmacher was appointed Vice President and Controller of the Company effective October 2, 2006**. He was previously Chief Financial Officer of Curative Health Services, Inc., a publicly traded health care company. He held that position from 2001 to 2006. From 1991 to 2001 Mr. Axmacher served as Vice President and Controller of that company. From 1986 to 1991 Mr. Axmacher served as Vice President and Controller of Tempo Instrument Group, an electronics manufacturer. Mr. Axmacher received a Bachelor of Science degree in Accounting in 1982 from Albany University and a Master of Business Administration degree in 1992 from Long Island University.

Curt S. Rush has been General Counsel and Secretary of the Company since 1996. Prior to joining the Company, Mr. Rush was employed from 1993 to 1996 as Corporate Counsel to Globe Communications Corp. and from 1990 to 1993 as Corporate Counsel to the Image Bank, Inc. Prior to that he was a corporate attorney with the law firms of Shereff, Friedman, Hoffman & Goodman and Schnader, Harrison, Segal & Lewis. Mr. Rush graduated from Hunter College in 1981 with a B.A. degree in Philosophy and graduated with honors from Brooklyn Law School in 1984 where he was Second Circuit Review Editor of the Law Review. He was admitted to the Bar of the State of New York in 1985.

* Steven Goldschein retired effective January 17, 2007 as the Company's Senior Vice President and Chief Financial Officer.

** Michael J. Speiller resigned effective September 29, 2006 as the Company's Vice President and Controller.

Security Ownership of Certain Beneficial Owners and Management

The following table provides certain information regarding the beneficial ownership [1] of the Company's Common Stock as of April 26, 2007, the record date for the annual meeting, by (i) each of the Company's Directors and officers listed in the summary compensation table, (ii) all current Directors and executive officers as a group and (iii) each person known to the Company to be the beneficial owner of 5% or more of any class of the Company's voting securities.

Directors and Executive Officers	Amount and Nature of Beneficial Ownership [a]	Percent of Class
Richard Leeds [2]	10,469,937	27.3 %
Bruce Leeds [3]	8,396,004	21.9%
Robert Leeds [4]	8,396,006	21.9%
Gilbert Fiorentino [5]	861,669	2.2%
Stacy S. Dick [6]	21,627	*
Robert D. Rosenthal [7]	45,627	*
Ann R. Leven [8]	15,627	*
Steven M. Goldschein [9]	116,000	*
All current Directors and executive officers of the Company (10 persons)	25,376,789	66.2%
Other Beneficial Owners of 5% or More of the Company's Voting Stock		
Dimensional Fund Advisors Inc. [10]	2,100,586	5.5%

(a) Amounts listed below may include shares held in partnerships or trusts that are counted in more than one individual's total.

* less than 1%

(1) As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. Unless otherwise stated, each person owns the reported shares directly and has the sole right to vote and determine whether to dispose of such shares.

(2) Includes 3,136,666 shares owned by Mr. Leeds directly and 3,786,924 shares owned by the Richard Leeds 2006 GRAT. Also includes 1,838,583 shares owned by a limited partnership of which Richard Leeds is the general partner, 235,850 shares owned by a limited partnership of which a limited liability company controlled by Mr. Leeds is the general partner, 977,114 shares owned by irrevocable trusts for the benefit of his brothers' children for which Richard Leeds acts as co-trustee and 494,800 shares owned by a limited partnership in which Richard Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Richard Leeds c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(3) Includes 3,137,166 shares owned by Mr. Leeds directly and 3,786,924 shares owned by the Bruce Leeds 2006 GRAT. Also includes 977,114 shares owned by irrevocable trusts for the benefit of his brothers' children for which Bruce Leeds acts as co-trustee and 494,800 shares owned by a limited partnership in which Bruce Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Bruce Leeds c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(4) Includes 2,137,168 shares owned by Mr. Leeds directly and 4,786,924 shares owned by the Robert Leeds 2006 GRAT. Also includes 977,114 shares owned by irrevocable trusts for the benefit of his brothers' children for which Robert Leeds acts as co-trustee and 494,800 shares owned by a limited partnership in which Robert Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Robert Leeds c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(5) Includes options to acquire 561,669 shares that are currently exercisable pursuant to the terms of the Company's 1995 and 1999 Long-Term Stock Incentive Plan.

(6) Includes options to acquire a total of 19,500 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors

(7) Includes options to acquire a total of 11,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-

Employee Directors.

(8) Includes options to acquire a total of 13,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(9) Steven Goldschein retired effective January 17, 2007 as the Company's Senior Vice President and Chief Financial Officer. As of April 20, 2007 Mr. Goldschein held no outstanding Company stock options.

(10) As disclosed by Dimensional Fund Advisors Inc. in an SEC Schedule 13G filing dated December 31, 2006. Its address is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and Directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Section 16(a) forms received by it, or written representations from certain reporting persons, the Company believes that all such filing requirements for the year ended December 31, 2006 were complied with except a Form 4 that was filed after the required filing date by Richard Leeds.

Transactions With Related Persons

Under the Company's Corporate Ethics Policy, Company Representatives (including officers, directors and all employees) are required to avoid conflicts of interest, appearances of conflicts of interest and potential conflicts of interest. A "conflict of interest" occurs when an individual's private interest interferes in any way with the interests of the Company. A conflict situation can arise when a Company Representative takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a Company Representative, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Company Representatives cannot allow any consideration such as the receipt of gifts or financial interests in other businesses or personal or family relationships to interfere with the independent exercise of his or her business judgment and work activities to the benefit of the Company. Loans to, or guarantees of obligations of, Company Representatives are prohibited unless permitted by law and authorized by the Board of Directors or a Committee designated by the Board. If a Company Representative becomes aware of a potential conflict of interest he or she must communicate such potential conflict of interest to the Company.

The Company's corporate approval policy requires related party transactions (specifically Company agreements, including leases, with "related parties" and sales or purchases of inventory or other Company assets by "related parties") to be approved by the Company's Audit Committee as well as the Company's CEO, CFO and General Counsel.

Leases

The Company currently leases its facility in Port Washington, NY from Addwin Realty Associates, an entity owned by Richard Leeds, Bruce Leeds and Robert Leeds, Directors of the Company and the Company's three senior executive officers and principal stockholders. Rent expense under this lease totaled $612,000 for the year ended December 31, 2006. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space.

Stockholders Agreement

Certain members of the Leeds family (including Richard Leeds, Bruce Leeds and Robert Leeds) and Leeds' family trusts entered into a stockholders agreement pursuant to which the parties agreed to vote in favor of the nominees for the Board of Directors designated by the holders of a majority of shares of common stock held by such stockholders at the time of the Company's initial public offering of common stock (the "Shares"). In addition, the agreement prohibits the sale of the Shares without the consent of the holders of a majority of the Shares held by all parties to the agreement, subject to certain exceptions, including sales pursuant to an effective registration statement and sales made in accordance with Rule 144. The agreement also grants certain drag-along rights in the event of the sale of all or a portion of the Shares held by holders of a majority of the Shares. As of December 31, 2006, the parties to the stockholders agreement beneficially owned 24,783,300 shares of Common Stock subject to such agreement (constituting approximately 65% of the common stock outstanding).

Pursuant to the stockholders agreement, the Company granted to the parties demand and incidental, or "piggy-back," registration rights with respect to the Shares. The demand registration rights generally provide that the holders of a majority of the Shares may require, subject to certain restrictions regarding timing and number of Shares, that the Company register under the Securities Act all or part of the Shares held by such stockholders. Pursuant to the incidental registration rights, the Company is required to notify such stockholders of any proposed registration of the Shares under the Securities Act and if requested by any such stockholder to include in such registration any number of shares of Shares held by it subject to certain restrictions. The Company has agreed to pay all expenses and indemnify any selling stockholders against certain liabilities, including under the Securities Act, in connection with registrations of Shares pursuant to such agreement.

Related Business

Richard Leeds and Robert Leeds are minority owners of a wholesale business that sells certain products to mass merchant customers. These products are, in some instances, similar to the type of products sold by the Company. The Company believes that the sales volume of competitive products sold by this wholesale business was not significant. In 2006 the Company sold subleased office space to this business at an annual rent of approximately $32,000 and sold merchandise to this business totaling less than $10,000. The Company believes these transactions were made on an arms-length basis and were not in competition with the Company's business.

Related Insurance Broker

The son of Bruce Leeds, the Company's Vice Chairman, is an employee-in-training at an insurance brokerage firm that has represented the Company since January 2006. This brokerage firm earned approximately $386,000 in commissions from the Company in 2006. The Company believes that its transactions with this insurance brokerage firm were made on an arms-length basis.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives and Philosophy of Our Executive Compensation Programs

The Company's executive compensation programs are designed to achieve a number of important objectives, including attracting and retaining individuals of superior ability and managerial talent, rewarding individual contributions to the achievement of the Company's business objectives, promoting integrity and good corporate governance, and motivating executive officers to manage the Company in a manner that will enhance the Company's growth and financial performance for the benefit our stockholders, customers and other constituencies.

Compensation of the Company's executive officers is determined based primarily upon an evaluation of Company performance as it relates to three general business areas:

- Operational and Financial Performance (utilizing standard metrics such as net sales, operating income, gross margin, earnings per share, working capital, shareholder equity and peer group comparisons)
- Strategic Accomplishments (including growth in the business and in the value of the Company's assets)
- Corporate Governance and Oversight (encompassing legal and regulatory compliance and adherence to company policies including the timely filing of periodic reports with the SEC, the Sarbanes-Oxley Act, employment and safety laws and regulations and the Company's corporate ethics policy)

In determining the compensation of a particular executive consideration is given to the specific corporate responsibilities that executive is charged with as they relate to the foregoing business areas but no specific financial performance benchmarks are generally used.

Elements of Our Executive Compensation Programs

To promote the objectives described above, our executive compensation programs typically consist of the following principal elements:

- Base salary
- Cash bonuses
- Stock–based incentives (other than for the Chairman/CEO and the two Vice Chairman of the Company who are considered majority stockholders of the Company); and
- Benefits, perquisites and other compensation

Base Salary - Salary levels generally are determined based on individual and Company performance as well as a subjective assessment of prevailing levels among the Company's competitors.

Cash Bonuses - In establishing annual bonuses, the Company considers such factors relating to the Company's overall performance and assigns such weight to each such factor as it, in its discretion, deems appropriate. The Company may also consider its assessment of each individual's contribution to the Company's performance.

Stock–Based Incentives - Stock-based incentives, at the present time consisting of (a) stock options granted at 100% of the stock's fair market value on the grant date and/or (b) restricted stock units granted subject to certain performance conditions, constitute the long-term portion of the Company's executive compensation package. Stock options provide an incentive for executives to manage the Company with a view to achieving results which would increase the Company's stock price and, therefore, the return to the Company's stockholders. The number and timing of stock option grants are decided in part based on the Company's subjective assessment of prevailing levels of similar compensation among the Company's competitors. Stock option and restricted stock unit grants must be approved by the Compensation Committee of the Board of Directors, or, with respect to grantees who are not officers or directors, by the committee's designee. Richard Leeds (Chairman and CEO), Bruce Leeds (Vice Chairman) and Robert Leeds (Vice Chairman) do not receive stock options or other stock–based incentives as part of their compensation. The Messrs. Leeds are members of a family group that together owns more than 60% of the stock of the Company.

Benefits, Perquisites and Other Compensation – The Company provides various employee benefit programs to its executive officers, including medical, dental and life insurance benefits and our 401(k) plan, which includes Company contributions. The Company also provides leased cars or automobile allowances and gasoline cost reimbursement to certain executive officers and other Company managers as well as other benefits generally available to all employees. Certain Company executives also have or are entitled to receive severance payments, relocation allowances and/or change of control payments pursuant to negotiated employment agreements they have with the Company (see below). The Company does not provide to executive officers any (a) pension benefits or (b) deferred compensation under any defined contribution or other plan on a basis that is not tax-qualified.

In 2007 the Compensation Committee of the Board of Directors established a policy requiring the forfeiting of bonuses to the managers of the Company's TigerDirect subsidiary, including Gilbert Fiorentino, TigerDirect's CEO and a Company director, in the event the Company's consolidated financial statements require restatement as a result of a material error in the financial statements of TigerDirect or any other subsidiary within the Company's Technology Products business segment.

We have not established any policies regarding required share ownership by executives or directors or hedging and pledging of our common stock by our executives or directors.

Role of the Compensation Committee

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves, upon the recommendation of the Chief Executive Officer, (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock incentive grants to other executive officers. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's stock-incentive based compensation plans.

Stock Option Grant Practices

In order to avoid any impropriety or even the appearance of any impropriety with respect to the timing of equity grants, the Compensation Committee adopted the following policies in 2007:

1. The Compensation Committee will not, except in unusual circumstances, delegate to the Company officers the authority to grant options to employees. Instead, Company management will present to the Compensation Committee in advance a list of prospective grantees with the specific number of option shares proposed to be granted to each grantee. The Compensation Committee shall then consider and if agreed, in its discretion, approve the list (with or without modification). The grant date of such options shall be the date of the Committee approves the list and the exercise price of such options shall be the NYSE closing price of the Company stock on the grant date.

2. The Compensation Committee will be cognizant of timing the grant of options in relation to the publication of Company earnings releases and other public announcements so as to avoid any perception of "spring-loading" or "bullet-dodging," i.e. granting options just after the release of unfavorable news or before the release of favorable news. Stock option grants will not be made, generally, until after the Company has disclosed, and the market has had an opportunity to react to, material, potentially market-moving, information concerning the Company.

3. In general, employee stock option grants will be made at fixed times each year.

Tax Deductibility Considerations

It is our policy generally to qualify compensation paid to executive officers for deductibility under section 162(m) of the Internal Revenue Code, or the Code. Section 162(m) generally prohibits deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is based on the satisfaction of objective performance goals. Our stock incentive plans (the 1995 Long-term Stock Incentive Plan, the 1999 Long-term Stock Incentive Plan, as amended, the 1995 Stock Option Plan for Non-Employee Directors and the 2006 Stock Incentive Plan for Non-Employee Directors) are structured to permit awards under such plans to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

Compensation of Executive Officers in 2006

In determining the compensation of Company's Chief Executive Officer for the year 2006 and approving the annual compensation of the Company's other executive officers, the Committee considered, among other factors, the increase in Company revenues from the prior year (10.9%), the increase in income from operations from the prior year (78%), the increase in net income from the prior year (295%) and the increase in diluted earnings per share (294%). The Committee also considered the previously disclosed significant deficiencies in the Company's internal controls over financial reporting as of December 31, 2006 (see Part II, Item 9A "Controls and Procedures" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006).

Compensation Arrangements of Certain Executive Officers

Richard Leeds

Richard Leeds, Chairman and Chief Executive Officer of the Company, has no employment agreement. Mr. Leeds received an annual salary of $420,000 in 2006 and an annual salary of $401,092 in 2005. He received a cash bonus of $600,000 in 2006 and a cash bonus of $500,000 in 2005. Mr. Leeds received substantially the same amount of other compensation in both 2006 and 2005. He received no stock options or other stock-based incentive grants in either 2006 or 2005.

Robert Leeds

Robert Leeds, Vice Chairman of the Company, has no employment agreement. In both 2006 and 2005 Mr. Leeds received an annual salary of $389,881 and a cash bonus of $250,000. He received substantially the same amount in other compensation in 2006 and 2005. Mr. Leeds received no stock options or other stock-based incentive grants in either 2006 or 2005.

Bruce Leeds

Bruce Leeds, the Vice Chairman of the Company has no employment agreement. In both 2006 and 2005 Mr. Leeds received an annual salary of $389,881 and a cash bonus of $250,000. He received substantially the same amount in other compensation in 2006 and 2005. Mr. Leeds received no stock options or other stock-based incentive grants in either 2006 or 2005.

Gilbert Fiorentino

On October 12, 2004, the Company entered into an employment agreement with Gilbert Fiorentino, the Chief Executive Officer of its subsidiary Tiger Direct, Inc. and a director of the Company. The agreement was effective as of June 1, 2004 and expires on December 31, 2013 unless terminated sooner under the terms of the agreement. The Company may terminate the agreement without cause on 30 days' notice provided certain severance payments are made (see below).

Mr. Fiorentino's compensation consists of a base salary at the initial annual rate of $400,000 (which is increased by five percent per year subject to certain Company earnings requirements) and a performance bonus of $250,000 per year (similarly increasing annually) provided that he meets certain performance criteria previously established from time to time by the Executive Committee of the Board of Systemax. He is also eligible for an additional bonus, in the discretion of the Board. In 2006 Mr. Fiorentino received $453,923 in annual salary, a cash bonus of $950,000 and stock option awards valued at $917,438. In 2005 Mr. Fiorentino received $446,808 in annual salary, a cash bonus of $500,000 and no stock option awards. He received substantially the same in other compensation in 2006 and 2005. His cash bonus in 2006 was determined based on the increase in 2006 in the operating income (EBITDA) of the Technology Products segment of the Company as compared with 2005.

Under the terms of his employment agreement, Mr. Fiorentino is entitled to a special bonus of 0.85% of the total proceeds of a "qualified" change of control transaction upon the first occurrence of a change of control meeting certain conditions. Additional benefits include medical benefits, life insurance, an automobile and vacation. The Company has also agreed to make certain "gross up" payments if other payments to Mr. Fiorentino are deemed by the IRS to be subject to excise tax.

The vesting schedule of previously granted options was accelerated as follows: Mr. Fiorentino's option to purchase 350,000 shares of Company stock, granted on February 28, 2003, at an exercise price of $1.76 per share and his option to purchase 50,000 shares of Company stock, granted on April 1, 2003, at an exercise price of $1.95 per share both now vest at 20% per year with the first 20% vesting on October 12, 2004 (the date of execution of the employment agreement). Mr. Fiorentino also was granted new options under the Company's 1999 Long Term Stock Incentive Plan for 166,667 shares, and the agreement obligated the Company to issue additional options on 166,667 shares in each of August 2005 and 2006, at the then-fair market value. Options vest in five annual cumulative installments of 20% each.

Mr. Fiorentino also was granted, pursuant to a restricted stock unit agreement (the form of which is part of his employment agreement), 1,000,000 restricted stock units under the 1999 Long Term Stock Incentive Plan conditioned on stock holder approval and the satisfaction of certain performance conditions based on the earnings before interest, taxes, depreciation and amortization in fiscal 2004 or fiscal 2005. Such restricted stock units vested at the rate of 20% on May 31, 2005 and 10% on

April 1, 2006 and each April thereafter. The restricted stock units do not reflect actual issued shares of common stock; shares are distributed within 30 days after a "Distribution Event". A Distribution Event is defined as the earliest of the date that Mr. Fiorentino is no longer employed by the Company or Tiger Direct, the date of a change of control (as defined) or January 1, 2006 for the units that vest in 2005 or the date on which any subsequent units vest for units that vest after 2005. If the Company pays dividends or makes other distributions during the term of the restricted stock agreement, however, Mr. Fiorentino has the right to receive equivalent payments under certain circumstances, but shares of Company stock shall only be distributed when there is a Distribution Event.

If Mr. Fiorentino is terminated by the Company without cause (as defined in Mr. Fiorentino's employment agreement), under most circumstances he would become vested in at least half of the restricted stock units that were awarded to him (or all of such units under certain circumstances if a "Qualified Change of Control" as, defined in the agreement, had occurred), subject to the Company's right to redeem such units.

Mr. Fiorentino is subject to a two-year non-competition covenant following termination of employment, although such period can be shortened to one year or lengthened to three years by the Company in the event of a Termination Without Cause (as defined). The Company is obligated to continue the employee's salary and certain other benefits for such non-competition period after an early termination by (a) the Company other than for cause or (b) the employee for "Good Reason" (as defined) or after the expiration of the agreement at its scheduled termination date. In the event of a Termination Without Cause by the Company or a termination by the employee for Good Reason, certain unvested restricted stock units generally vest and certain options may vest. In certain instances the Company has the right to redeem vested restricted stock units at fair market value.

Lawrence P. Reinhold

Lawrence P. Reinhold was appointed Executive Vice President and Chief Financial Officer effective January 17, 2007. The Company entered into an employment agreement with Mr. Reinhold. Under that agreement, his base salary is $400,000 and he shall be eligible for a bonus (which the agreement states is expected to be at least equal to 50% of the base salary) assuming Mr. Reinhold meets performance objectives (including the Company's financial performance objectives) established for him by the Company. He is entitled to receive four weeks vacation, a relocation allowance (not to exceed $75,000 plus the cost of temporary housing and weekly travel to his prior residence for six weeks), a car allowance of up to $1,200 per month or a company-leased car, and an option to purchase 100,000 shares of common stock pursuant to the Company's 1999 Long Term Stock Incentive Plan (vesting in four equal annual installments commencing on the first anniversary of the grant).

The agreement is terminable upon death or total disability, by the Company for "cause" (as defined) or without cause, or by the employee voluntarily for any reason or for "good reason" (as defined). In the event of termination for death, disability, cause or voluntary termination by Mr. Reinhold, the Company will owe no further payments other than as applicable under disability or medical plans, any accrued but unused vacation time (up to four weeks) and, in the event of termination for disability or death, the *pro rata* portion of any bonus which would otherwise be paid. If Mr. Reinhold resigns for good reason or if the Company terminates him for any reason other than disability, death or cause, he shall also receive severance payments equal to 12 months' base salary (or 24 months' base salary if termination is within 60 days prior to or one year following a "change of control," as defined), one year's base salary bonus based on his average annual bonus for the prior two years (unless he was employed for less than two years in which case he will receive a prorated bonus) and a reimbursement of costs for COBRA insurance coverage in addition to the payments paid for other terminations. The employment agreement includes customary nondisclosure and intellectual property rights provisions and non-compete/non-solicit provisions effective for one year following termination.

Steven Goldschein

Steven Goldschein retired as the Company's Senior Vice President and Chief Financial Officer effective January 17, 2007. He has agreed to remain with the Company on a part-time basis for a one-year period. The employment agreement with Mr. Goldschein was amended effective January 17, 2007 to reflect Mr. Goldschein's role as a part time employee for 12 months (not to exceed 30 hours per week) pursuant to which he shall receive during such part time employment period 105% of his prior base salary in effect on January 17, 2007. He is eligible to receive his annual bonus for the 2006 fiscal year. The amendment also provides that the non-compete period shall commence upon termination of Mr. Goldscheins's part-time employment. In 2006 Mr. Goldschein received $422,257 in annual Salary, a cash bonus of $220,000, no stock options or other stock-based incentive grants and less than $10,000 in other compensation. In 2005 he received $403,248 in annual salary, a cash bonus of $75,000, no stock options or other stock-based incentive grants and less than $10,000 in other compensation.

Compensation Committee Report to Stockholders *

The Compensation Committee of the Board of Directors of Systemax, Inc. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears in this proxy statement, with the management of Systemax. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Systemax's proxy statement

COMPENSATION COMMITTEE

Stacy S. Dick
Robert D. Rosenthal
Ann Leven

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee for fiscal year 2006 were Robert Leeds, Robert D. Rosenthal and Stacy S. Dick. (Pursuant to the terms of the Shareholder Suits Settlement, Robert Leeds resigned from the committee and Ann Leven was appointed to the committee at the end of 2006.) Other than Robert Leeds, the Company employs no member of the Compensation Committee. No Director of the Company served during the last completed fiscal year as an executive officer of any entity whose compensation committee (or other comparable committee, or the Board, as appropriate) included an executive officer of the Company. There are no "interlocks" as defined by the Securities and Exchange Commission.

* This report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference.

SUMMARY COMPENSATION TABLE FOR 2006

The following table sets forth the compensation earned by the Chief Executive Officer ("CEO", our principal executive officer), Chief Financial Officer ("CFO", our principal financial officer), and the three most highly compensated executive officers other than the CEO and CFO (collectively the "Named Executive Officers") for the year ended December 31, 2006:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (1) (f)	Non-Equity Incentive Plan Compen-sation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compen-sation ($) (i)	Total ($) (j)
Richard Leeds *Chairman and Chief Executive Officer (Principal Executive Officer)*	2006	$420,000	$600,000	-	-	-	-		$1,047,795
Steven M. Goldschein *Senior Vice President and Chief Financial Officer (Principal Financial Officer)*	2006	$422,257	$220,000	-	-	-	-	$23,662 (3)	$665,919
Bruce Leeds *Vice Chairman*	2006	$389,881	$250,000	-	-	-	-	$26,061 (4)	$665,942
Robert Leeds *Vice Chairman*	2006	$389,881	$250,000	-	-	-	-	$21,890 (5)	$661,771
Gilbert Fiorentino *President and CEO of Tiger Direct, Inc.*	2006	$453,923	$950,000	-	$917,438	-	-	$37,709 (6)	$2,359,070

(1) This column represents the dollar amount recognized for financial statement purposes with respect to the 2006 fiscal year for the fair value of stock options granted in 2006 as well as in prior years in accordance with SFAS 123R. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model.

(2) Includes $22,599 in auto-related expenses. Also includes certain medical insurance and other employee benefits not generally available to employees.

(3) Includes $17,308 in auto-related expenses. Also includes Company 401K contributions and certain medical insurance and other employee benefits not generally available to employees.

(4) Includes $20,865 in auto-related expenses. Also includes certain medical insurance and other employee benefits not generally available to employees.

(5) Includes $16,694 in auto-related expenses. Also includes certain medical insurance and other employee benefits not generally available to employees.

(6) Includes $22,635 in auto-related expenses. Also includes Company 401K contributions and certain medical insurance and other employee benefits not generally available to employees.

GRANTS OF PLAN-BASED AWARDS FOR IN 2006

The following table shows information regarding grants of non-equity incentive plan awards and grants of equity awards that the Company made during the fiscal year ended December 31, 2006 to each of the Named Executive Officers receiving such awards:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options[1] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gilbert Fiorentino	3/22/2006								166,667	$6.80	$802,597
	8/25/2006								166,667	$8.06	$973,564

(1) See Mr. Fiorentino's employment agreement discussion on page 14.

(2) This column represents the fair value of the stock option on the granted dated determined in accordance with the provisions of SFAS 123R. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

The following table shows information regarding grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended December 31, 2006, including both awards subject to performance conditions and non-performance based awards, to each of the Named Executive Officers holding such awards:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Steven Goldschein	40,000 (1)			$7.31	10/25/09				
Gilbert Fiorentino	20,000 (1)			$7.31	10/25/09				
	50,833 (1)			$1.95	2/15/11				
	50,833 (1)			$3.05	5/31/12				
	210,000 (2)	140,000 (2)		$1.76	2/28/13				
	30,000 (2)	20,000 (2)		$1.95	4/1/13				
	100,001 (3)	66,666 (3)		$5.65	10/11/14				
	66,668 (3)	99,999 (3)		$6.80	3/22/16				
	33,334 (3)	133,333 (3)		$8.06	8/25/16				
						700,000	$12,215,000		

(1) Options vested 25% per year over four years from date of grant.
(2) Options vested 20% over five years from date of grant.
(3) Granted pursuant to Mr. Fiorentino's employment contract (see page 14). Options vest 20% per year over five years from date of grant.

OPTION EXERCISES AND STOCK VESTED IN 2006

The following table shows information regarding exercise of options to purchase Systemax common stock and vesting of stock awards by each of the Named Executive Officers whose options were exercised or awards vested during the fiscal year ended December 31, 2006:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercised (#)	Value Realized on Exercised ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
(a)	(b)	(c)	(d)	(e)
Steven Goldschein	115,000	$432,100		
Gilbert Fiorentino			100,000	$730,000

(1) Value realized is based upon the closing price of the company's stock on the exercise or vesting date.

If employment of any of our named executive officers is terminated without cause (as defined in the executive's employment agreement) in a situation not involving a change in control, the chart below sets forth the severance payments that would have been made based on a hypothetical termination date of December 31, 2006 and using the closing price of our stock on the last trading date before that date. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the termination of the executive's employment.

Termination of Employment Without Change In Control

Name	Cash Compensation (Salary and Bonus) ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Richard Leeds	--	--	--	--
Bruce Leeds	--	--	--	--
Robert Leeds	--	--	--	--
Gilbert Fiorentino	$2,807,847 (1)	$9,371,993 (2)	$92,840 (3)	$12,272,680
Steven Goldschein	$ 321,128 (4)	--	--	$ 321,128

Upon a change in control, the chart below sets forth the change in control payments that would have been made based on a hypothetical change of control date of December 31, 2006 and using the closing price of our stock on the last trading date before that date. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the change of control.

Change In Control Payments

Name	Cash Compensation ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Richard Leeds	--	--	--	--
Bruce Leeds	--	--	--	--
Robert Leeds	--	--	--	--
Gilbert Fiorentino	(5)	$12,215,000 (6)	(7)	(8)
Steven Goldschein	--	--	--	--

(1) Represents 2 years' salary and bonus

(2) Represents accelerated vesting of 500,000 restricted stock units and options to purchase 66,666 shares of Company stock.

(3) Represents 2 years' medical and other benefits.
(4) Represents 6 months salary and 6 months pro-rated bonus.
(5) Upon a "Qualifying Change of Control" as defined in his employment agreement, Mr. Fiorentino would receive 0.85% of "Qualifying Value" of "Qualifying Change of Control" transaction as defined in his employment agreement.
(6) Represents accelerated vesting of 700,000 restricted stock units.
(7) Upon a change in control, Mr. Fiorentino may be subject to certain excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended. The Company has agreed to reimburse Mr. Fiorentino for those excise taxes as well as for any income and excise taxes payable by the executives as a result of any such reimbursement capped at $6 million in the aggregate.
(8) Total of (a) change of control payment as described in footnote (5), (b) $12,215,000 value of accelerated vesting of stock awards and (c) reimbursement of excise taxes as described in footnote (7).

Ratification of Independent Registered Public Accountants Item 2 on Proxy Card

Action is to be taken at the Annual Meeting to ratify the selection of Ernst &Young LLP as independent registered public accountants for the Company for the fiscal year ending December 31, 2007.

Representatives of Ernst &Young LLP are expected to be present at the Annual Meeting and to be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

Principal Accounting Fees and Services

Ernst & Young LLP replaced Deloitte & Touche LLP as our independent registered public accountants in December 2005. The following are the fees billed by Ernst & Young LLP and Deloitte & Touche LLP for services rendered during the fiscal years ended December 31, 2005 and 2006:

Audit and Audit-related Fees

Ernst & Young billed the Company $2,160,982 for professional services rendered for the audit of the Company's annual consolidated financial statements for the fiscal year ended December 31, 2006 and its reviews of the interim financial statements included in the Company's Forms 10-Q for that fiscal year and $2,585,000 for professional services rendered for the audit of the Company's annual consolidated financial statements for the fiscal year ended December 31, 2005 and its interim reviews of the financial statements included in the Company's Forms 10-Q for that fiscal year.

Tax Fees

Tax fees included services for international tax compliance, planning and advice. Ernst &Young LLP provided no tax related services to the Company in 2006. Deloitte & Touche LLP billed the Company for professional services rendered for tax compliance, planning and advice for the fiscal year ended December 31, 2005 an aggregate of $116,000.

All Other Fees

No other fees were billed by Ernst & Young LLP or by Deloitte & Touche LLP for the year ended December 31, 2006. . Other fees of $5,000 were billed by Ernst & Young LLP for the year ended December 31, 2005.

The Audit Committee is responsible for approving every engagement of the Company's independent registered public accountants to perform audit or non-audit services on behalf of the Company or any of its subsidiaries before such accountants can be engaged to provide those services. The Audit Committee of the Board of Directors has reviewed the services provided to the Company by Ernst & Young LLP and believes that the non-audit/review services it has provided are compatible with maintaining the auditor's independence.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants is not required by the Company's by-laws or other applicable legal requirement. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to continue to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of different independent registered public accountants at any time during the year or thereafter if it determines that such a change would be in the best interests of the Company and its stockholders.

Change of Accountants

On November 7, 2005, the company then serving as our certifying accountant, Deloitte & Touche LLP, notified our chief financial officer that it would not stand for re-appointment as the Company's independent registered public accountant for the year ending December 31, 2005, stating that the client-auditor relationship would cease upon our filing our Form 10-K/A for the fiscal year ended December 31, 2004.

During the two most recent fiscal years and the subsequent interim period preceding the notification from Deloitte & Touche on November 7, 2005: (i) there were no disagreements between us and Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte & Touche, would have caused it to make reference to the subject matter of the disagreement in connection with its reports; and (ii) there were "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K) as described in the paragraph below. In addition, Deloitte & Touche's reports on our consolidated financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles; however, the 2003 report of Deloitte & Touche issued in connection with the 2003 Form 10-K/A contained an explanatory paragraph which addressed the restatement of such year's consolidated financial statements for the correction of an error.

During the two most recent fiscal years and the subsequent interim period preceding the notification from Deloitte & Touche on November 7, 2005, the following reportable events occurred which caused our auditors to significantly increase the scope of their audit work: (i) An investigation was conducted in 2004 of certain possible irregularities committed by former employees of a subsidiary of the Company in connection with a promotional program; (ii) Deloitte & Touche issued a material weakness letter to us, as previously disclosed in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2004, which addressed (together with material weaknesses identified by management related to errors at the Company's United Kingdom subsidiary which gave rise to the restatement referred to in the prior paragraph) the dependency on back end detective controls to overcome system shortcomings and inadequate financial controls, communication and authority on the part of our management over the Company's operating subsidiaries; and (iii) the restatement of our consolidated financial statements for our years ended December 31, 2004, 2003 and 2002 which resulted principally from the discovery of errors in accounting for inventory at our Tiger Direct subsidiary as to 2004 and the timing of revenue recognition as it relates to all years.

These matters were discussed in detail among management, the audit committee and our independent registered public accountants. The Company authorized Deloitte & Touche to respond fully to inquiries of the successor accountant concerning the subject matter of the material weakness.

We provided Deloitte & Touche with a copy of the above disclosures and requested that Deloitte & Touche furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such statements made by the Company. We received such letter on November 16, 2005.

On December 9, 2005, the Company, by action of the audit committee of the Board of Directors, engaged Ernst & Young LLP as its independent registered public accounting firm to audit the Company's consolidated financial statements. The Company did not, during the two most recent fiscal years and any subsequent interim period prior to engaging Ernst & Young LLP, consult with Ernst & Young LLP regarding any matters referred to in either paragraph 304(2)(i) or (ii) of Item 304 of Regulation S-K.

Vote Required for Approval

Ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants will require the affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote on the issue. There are no rights of appraisal or dissenter's rights as a result of a vote on this issue.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL 2007, WHICH IS DESIGNATED AS PROPOSAL NO. 2 ON THE ENCLOSED PROXY CARD.

ADDITIONAL MATTERS

Solicitation of Proxies

The cost of soliciting proxies for the 2007 Annual Meeting will be borne by the Company. In addition to solicitation by mail, solicitations may also be made by personal interview, fax and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Company will reimburse them for expenses in so doing. Consistent with the Company's confidential voting procedure, Directors, officers and other regular employees of the Company, as yet undesignated, may also request the return of proxies by telephone or fax, or in person.

Annual Report

The Annual Report of the Company for the year ended December 31, 2006 will be first mailed to all stockholders with this proxy statement.

Stockholder Proposals

Stockholder proposals intended to be presented at an annual meeting, including proposals for the nomination of Directors, must be received by March 31, 2008, to be considered for the 2008 Annual Meeting. Stockholders proposals should be mailed to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050.

Other Matters

The Board of Directors does not know of any matter other than those described in this proxy statement that will be presented for action at the meeting. If other matters properly come before the meeting, the persons named as proxies intend to vote the shares they represent in accordance with their judgment.

A COPY OF THE COMPANY'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 IS INCLUDED AS PART OF THE COMPANY'S ANNUAL REPORT PROVIDED WITH THIS PROXY STATEMENT. AN ADDITIONAL COPY MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST. Such request should be sent to: SYSTEMAX INC., 11 Harbor Park Drive, Port Washington, New York 11050, Attention: Investor Relations or via email to investinfo@systemax.com.

Available Information

The Company maintains an internet web site at www.systemax.com. The Company files reports with the Securities and Exchange Commission and makes available free of charge on or through this web site its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on the Company's web site or any report the Company files with, or furnishes to, the SEC is not part of this proxy statement.

The Company's Board of Board of Directors has adopted the following corporate governance documents (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors

- Charter for the Nominating/Corporate Governance Committee of the Board of Directors
- Corporate Governance Guidelines and Principles

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on the Company's Company web site (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number:

1-13792

Systemax Inc.

(Exact name of registrant as specified in its charter)

Delaware	**11-3262067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Harbor Park Drive
Port Washington, New York 11050
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (516) 608-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $ .01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best knowledge of the registrant, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Large Accelerated Filer [ ] Accelerated Filer [ ] Non Accelerated Filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2006, which is the last business day of the registrant's most recently completed second fiscal quarter, was approximately $73,985,207. For purposes of this computation, all executive officers and directors of the Registrant and all parties to the Stockholders Agreement dated as of June 15, 1995 have been deemed to be affiliates. Such determination should not be deemed to be an admission that such persons are, in fact, affiliates of the Registrant.

The number of shares outstanding of the registrant's common stock as of March 1, 2007 was 35,843,259 shares.

Documents incorporated by reference: Portions of the Proxy Statement of Systemax Inc. relating to the 2007 annual meeting of stockholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I

Unless otherwise indicated, all references herein to Systemax Inc. (sometimes referred to as "Systemax," the "Company" or "we") include its subsidiaries.

Forward Looking Statements

This report contains forward looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Additional written or oral forward looking statements may be made by the Company from time to time, in filings with the Securities and Exchange Commission or otherwise. Statements contained in this report that are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements may include, but are not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, compliance with financial covenants in loan agreements, plans for acquisition or sale of assets or businesses and consolidation of operations of newly acquired businesses, and plans relating to products or services of the Company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words "anticipates," "believes," "estimates," "expects," "intends," and "plans" and variations thereof and similar expressions are intended to identify forward looking statements.

Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified based on current expectations. Consequently, future events and results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements contained in this report. Statements in this report, particularly in "Item 1. Business," "Item 1A. Risk Factors," "Item 3. Legal Proceedings," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Notes to Consolidated Financial Statements describe certain factors, among others, that could contribute to or cause such differences.

Item 1. Business.

General

Systemax is a direct marketer of brand name and private label products. Our operations are organized in three primary reportable business segments – Technology Products, Industrial Products and Hosted Software. Hosted Software became a reportable segment in 2006. Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America and Europe. We assemble our own PCs and sell them under the trademarks *Systemax*™ and *Ultra*™. In addition, we market and sell computers manufactured by other leading companies. Technology products accounted for 92% of our net sales in 2006. Our Industrial Products segment sells a wide array of material handling equipment, storage equipment and consumable industrial items which are marketed in North America. Industrial products accounted for 8% of our net sales in 2006. In both of these product groups we offer our customers a broad selection of products, prompt order fulfillment and extensive customer service. Our Hosted Software segment participates in the emerging market for on-demand, web-based business software applications through the marketing of our PCS ProfitCenter Software™ of hosted software. See Note 12 to the consolidated financial statements included in Item 15 of this Form 10-K for additional financial information about our business segments as well as information about our geographic operations.

The Company was incorporated in Delaware in 1995. Certain predecessor businesses which now constitute part of the Company have been in business since 1955. Our headquarters office is located at 11 Harbor Park Drive, Port Washington, New York.

Products

We offer more than 100,000 brand name and private label products. We endeavor to expand and keep current the breadth of our product offerings in order to fulfill the increasingly wide range of product needs of our customers.

Our computer sales include Systemax and Ultra PCs as well as offerings of other brand name PCs, servers and notebook computers. Computer supplies and consumer electronics related products include supplies such as laser printer toner cartridges and ink jet printer cartridges; media such as recordable disks and magnetic tape cartridges; peripherals such as hard disks, CD-ROM and DVD drives, printers and scanners; memory upgrades; data communication and networking equipment; monitors; digital cameras; plasma and LCD TVs; MP3 and DVD players; PDA's; and packaged software.

We assemble our Systemax and Ultra brand PCs in our 297,000 square foot, ISO-9001-certified facility in Fletcher, Ohio. We purchase components and subassemblies from suppliers in the United States as well as overseas. Certain parts and components for our PCs are obtained from a limited group of suppliers. We also utilize licensed technology and computer software in the assembly of our PCs. For a discussion of risks associated with these licenses and suppliers, see Item 1A, "Risk Factors."

Our industrial products include storage equipment such as wire and metal shelving, bins and lockers; light material handling equipment such as hand carts, forklifts and hand trucks; ladders, furniture, small office machines and related supplies; and consumable industrial products such as first aid items, safety items, protective clothing and OSHA compliance items.

We began to market our PCS ProfitCenter Software™ suite of business applications in 2004. PCS ProfitCenter Software™ is a web-based application which is delivered as an on-demand service over the internet. The product helps companies automate and manage their entire customer life-cycle across multiple sales channels (internet, call centers, outside salespersons, etc.). We have not recognized any significant revenues for this service to date.

Sales and Marketing

We market our products to both business customers and individual consumers. Our business customers include for-profit businesses educational organizations and government entities. We have developed a proprietary customer and prospect database. We consider our business customers to include the various individuals who work within an organization rather than just the business itself.

We have established a three-pronged system of direct marketing to business customers, consisting of relationship marketers, catalog mailings and propriety internet web sites, the combination of which is designed to maximize sales. Our relationship marketers focus their efforts on our business customers by establishing a personal relationship between such customers and a Systemax account manager. The goal of the relationship marketing sales force is to increase the purchasing productivity of current customers and to actively solicit newly targeted prospects to become customers. With access to the records we maintain of historical purchasing patterns, our relationship marketers are prompted with product suggestions to expand customer order values. In the United States, we also have the ability to provide such customers with electronic data interchange ("EDI") ordering and customized billing services, customer savings reports and stocking of specialty items specifically requested by these customers. Our relationship marketers' efforts are supported by frequent catalog mailings and e-mail campaigns both of which are designed to generate inbound telephone sales, and our interactive websites, which allow customers to purchase products directly over the Internet. We believe that the integration of these three marketing methods enables us to more thoroughly penetrate our business and government customer base. Increased internet exposure can lead to more internet-related sales and can also generate more inbound telephone sales; just as catalog mailings and email campaigns which feature our websites can result in greater internet-related sales.

Our growth in net sales continues to be supported by strong growth in sales to individual consumers, particularly through e-commerce means. To reach our consumer audience, we use methods such as website campaigns, banner ads and e-mail campaigns. We are able to monitor and evaluate the results of our various advertising campaigns to enable us to execute them in a cost-effective manner. As part of our marketing strategy we advertise manufacturers' mail-in-rebates on many products we sell and, in some cases, offer our own rebates. We combine our use of e-commerce initiatives with catalog mailings, which generate calls to inbound sales representatives. These sales representatives use our information systems to fulfill orders and explore additional customer product needs. Sales to consumers are generally fulfilled from our own stock, requiring us to carry more inventory than we would for our business customers. We also periodically take advantage of attractive product pricing by making opportunistic bulk inventory purchases with the objective of turning them quickly into sales. We have also successfully increased our sales to individual consumers by using retail outlet stores. We currently have eight such retail locations in North America and we have four in Europe, which are located in or near one of our existing sales and distribution centers, thereby minimizing our operating costs. We presently plan to add four more retail locations in 2007.

E-commerce

The worldwide growth in active internet users has made e-commerce a significant opportunity for sales growth. In 2006, we had approximately $819 million in internet-related sales, an increase of $169 million, or 26%, from 2005. E-commerce sales represented 34.9% of total revenue in 2006, compared to 30.7% in 2005. The increase in our internet-related sales enables us to leverage our advertising spending, allowing us to reduce our printed catalog costs while maintaining customer contact.

We currently operate multiple e-commerce sites, including *www.systemaxpc.com*, *www.tigerdirect.com, www.tiger.ca, www.globalcomputer.com, www.globalgoved.com, www.infotelusa.com , www.misco.co.uk, www.misco.fr, www.misco.de, www.misco.se, www.misco.es, www.misco.it, www.misco.nl*, *www.profitcenter.com* and *www.globalindustrial.com*, and we continually upgrade the capabilities and performance of these web sites. Our internet sites feature on-line catalogs of thousands of products, allowing us to offer a wider variety of computer and industrial products than our printed catalogs. Our customers have around-the-clock, on-line access to purchase products and we have the ability to create targeted promotions for our customers' interests. Many of our internet sites also permit customers to purchase "build to order" PCs configured to their own specifications.

In addition to our own e-commerce web sites, we have partnering agreements with several of the largest internet shopping and search engine providers who feature our products on their web sites or provide "click-throughs" from their sites directly to ours. These arrangements allow us to expand our customer base at an economical cost.

Catalogs

We currently produce a total of 19 full-line and targeted specialty catalogs in North America and Europe under distinct titles. Our portfolio of catalogs includes such established brand names as *TigerDirect.com™, Global Computer Supplies™, Misco®, HCS Misco™, Global Industrial™, ArrowStar™ and 06™*. Full-line computer product catalogs offer products such as PCs, notebooks, peripherals, computer components, magnetic media, data communication, networking and power protection equipment, ergonomic accessories, furniture and software. Full-line industrial product catalogs offer products such as material handling products and industrial supplies. Specialty catalogs contain more focused product offerings and are targeted to individuals most likely to purchase from such catalogs. We mail catalogs to both businesses and consumers. In the case of business mailings, we mail our catalogs to many individuals at a single business location, providing us with multiple points-of-entry. Our in-house staff designs all of our catalogs. In-house catalog production helps reduce overall catalog expense and shortens catalog production time. This allows us the flexibility to alter our product offerings and pricing and to refine our catalog formats more quickly. Our catalogs are printed by third parties under fixed pricing arrangements. The commonality of certain core pages of our catalogs also allows for economies in catalog production.

As noted above, the increase in our internet-related sales allowed us to reduce the distribution of our catalogs to 59 million, which was 9.5% fewer than in the prior year. We mailed approximately 41 million catalogs in North America, a 8% reduction from last year and approximately 18 million catalogs, or 12% fewer than 2005, were distributed in Europe.

Customer Service, Order Fulfillment and Support

We generally provide toll-free telephone number access to our customers. Certain of our domestic call centers are linked to provide telephone backup in the event of a disruption in phone service. In addition to telephone orders, we also receive orders by mail, fax, electronic data interchange and through the internet.

A large number of our products are carried in stock, and orders for such products are fulfilled on a timely basis directly from our distribution centers, typically on the day the order is received. We operate out of multiple sales and distribution facilities in North America and Europe. The locations of our distribution centers enable us to provide our customers next day or second day delivery. Orders are generally shipped by third-party delivery services in the United States and in Europe. The locations of our distribution centers in Europe have enabled us to market into four additional countries with limited incremental investment. We maintain relationships with a number of large distributors in North America and Europe that also deliver products directly to our customers.

We provide extensive technical telephone support to our Systemax brand PC customers. We maintain a database of commonly asked questions for our technical support representatives, enabling them to respond quickly to similar questions. We conduct regular on-site training seminars for our sales representatives to help ensure that they are well trained and informed regarding our latest product offerings.

Suppliers

We purchase the majority of our products and components directly from manufacturers and large wholesale distributors. For the year ended December 31, 2006, Ingram Micro accounted for 12.8% of our purchases. For the year ended December 31, 2005, no vendor accounted for more than 10% of our purchases. For the year ended December 31, 2004, Tech Data Corporation accounted for 12.2% and Ingram Micro Inc. accounted for 10.4% of our purchases. The loss of either of these vendors, or any other key vendors, could have an adverse effect on us.

Certain private label products are manufactured by third-parties to our specifications. Many of these private label products have been designed or developed by our in-house product design and development teams.

Competition and Other Market Factors

Technology Products

The North American and European computer markets are highly competitive, with many U.S., Asian and European companies vying for market share. There are few barriers of entry to the PC market, with PCs being sold through the direct market channel, mass merchants, over the internet and by computer and office supply superstores.

Timely introduction of new products or product features are critical elements to remaining competitive in the PC market. Other competitive factors include product performance, quality and reliability, technical support and customer service, marketing and distribution and price. Some of our competitors have stronger brand-recognition, broader product lines and greater financial, marketing, manufacturing and technological resources than us. Additionally, our results could also be adversely affected should we be unable to maintain our technological and marketing arrangements with other companies, such as Microsoft®, Intel® and Advanced Micro Devices®.

The North American computer related products market is highly fragmented and characterized by multiple channels of distribution including direct marketers, local and national retail computer stores, computer resellers, mass merchants, computer and office supply "superstores" and internet-based resellers. In Europe, our major competitors are regional or country-specific retail and direct-mail distribution companies and internet-based resellers.

With conditions in the market for computer related products remaining highly competitive, continued reductions in retail prices may adversely affect our revenues and profits. Additionally, we rely in part upon the introduction of new technologies and products by other manufacturers in order to sustain long-term sales growth and profitability. There is no assurance that the rapid rate of such technological advances and product development will continue.

Industrial Products

The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels such as retail outlets, small dealerships, direct mail distribution, internet-based resellers and large warehouse stores. We also face competition from manufacturers' own sales representatives, who sell industrial equipment directly to customers, and from regional or local distributors. Many high volume purchasers, however, utilize catalog distributors as their first source of product. In the industrial products market, customer purchasing decisions are primarily based on price, product selection, product availability, level of service and convenience. We believe that direct marketing via catalog, the internet and sales representatives is an effective and convenient distribution method to reach mid-sized facilities that place many small orders and require a wide selection of products. In addition, because the industrial products market is highly fragmented and generally less brand oriented, it is well suited to private label products.

Employees

As of December 31, 2006, we employed a total of 3,287 employees, including 2,961 full-time and 326 part-time employees, of whom 2,119 were in North America and 1,168 were in Europe.

Environmental Matters

Under various national, state and local environmental laws and regulations in North America and Europe, a current or previous owner or operator (including the lessee) of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. We lease most of our facilities. In connection with such leases, we could be held liable for the costs of removal or remedial actions with respect to hazardous substances. Although we have not been notified of, and are not otherwise aware of, any material environmental liability, claim or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in connection with environmental matters in the future.

Financial Information About Foreign and Domestic Operations

We conduct our business in North America (the United States and Canada) and Europe. Approximately 37.5% of our net sales for the year ended December 31, 2006 were made by subsidiaries located outside of the United States. For information pertaining to our international operations, see Note 12, "Segment and Related Information," to the consolidated financial statements included in Item 15 of this Form 10-K. The following sets forth selected information with respect to our operations in those two geographic markets (in thousands):

	Europe	North America	Total
2006			
Net sales	$743,906	$1,601,259	$2,345,165
Income from operations	$16,459	$45,445	$61,904
Identifiable assets	$157,710	$426,451	$584,161
2005			
Net sales	$694,637	$1,420,881	$2,115,518
Income (loss) from operations	$(4,603)	$39,412	$34,809
Identifiable assets	$142,174	$362,370	$504,544
2004			
Net sales	$695,695	$1,232,452	$1,928,147
Income (loss) from operations	$(12,376)	$31,375	$18,999
Identifiable assets	$169,912	$313,284	$483,196

See Item 7, Management's Discussions and Analysis of Financial Condition and Results of Operations, for further information with respect to our operations.

Available Information

We maintain an internet web site at www.systemax.com. We file reports with the Securities and Exchange Commission and make available free of charge on or through this web site our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on our web site is not part of this or any other report we file with, or furnish to, the SEC.

Our Board of Directors has adopted the following corporate governance documents with respect to the Company (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors
- Charter for the Nominating/Corporate Governance Committee of the Board of Directors
- Corporate Governance Guidelines and Principles

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on our Company web site (www.systemax.com) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Item 1A. Risk Factors.

There are a number of factors and variables described below that may affect our future results of operations and financial condition. Other factors of which we are currently not aware or that we currently deem immaterial may also affect our results of operations and financial position.

Risks Related to Our Industry

- *Economic conditions have affected and could continue to adversely affect our revenues and profits.*

  Both we and our customers are subject to global political, economic and market conditions, including inflation, interest rates, energy costs, the impact of natural disasters, military action and the threat of terrorism. Our consolidated results of operations are directly affected by economic conditions in North America and Europe. We may experience a decline in sales as a result of poor economic conditions and the lack of visibility relating to future orders. Our results of operations depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to attract new customers and the financial condition of our customers. A decline in the economy that adversely affects our customers, causing them to limit or defer their spending, would likely adversely affect us as well. We cannot predict with any certainty whether we will be able to maintain or improve upon historical sales volumes with existing customers, or whether we will be able to attract new customers.

  In response to economic and market conditions, from time to time we have undertaken initiatives to reduce our cost structure where appropriate. The initiatives already implemented as well as any future workforce and facilities reductions undertaken may not be sufficient to meet the changes in economic and market conditions and to achieve future profitability. In addition, costs actually incurred in connection with our restructuring actions may be higher than our estimates of such costs and/or may not lead to the anticipated cost savings.

- *Increased costs associated with corporate governance compliance may impact our results of operations.*

  As a public company, we incur significant legal, accounting and other expenses that we would not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and listing requirements subsequently adopted by the New York Stock Exchange in response to Sarbanes-Oxley, have required changes in corporate governance practices of public companies. These developments have already substantially increased our legal compliance, auditing and financial reporting costs and made them more time consuming. We anticipate that the Company will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act as of December 31, 2007, and that costs will further increase and make some compliance activities more time consuming. These developments may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage, possibly making it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee. We presently cannot estimate the timing or magnitude of additional costs we may incur as a result of the implementation of Section 404 of the Sarbanes-Oxley Act; however, to the extent these costs are significant, our general and administrative expenses are likely to increase as a percentage of revenue and our results of operations will be negatively impacted.

- *Competitive pressures could harm our revenue and gross margin.*

  We may not be able to compete effectively with current or future competitors. The markets for our products and services are intensely competitive and subject to constant technological change. We expect this competition to further intensify in the future. Competitive factors include price, availability, service and support. We compete with a wide variety of other resellers and retailers, as well as manufacturers. Some of our competitors are larger companies with greater financial, marketing and product development resources than ours. In addition, new competitors may enter our markets. This may place us at a disadvantage in responding to competitors' pricing strategies, technological advances and other initiatives, resulting in our inability to increase our revenues or maintain our gross margins in the future.

  In many cases our products compete directly with those offered by other manufacturers and distributors. If any of our competitors were to develop products or services that are more cost-effective or technically superior, demand for our product offerings could decrease.

  Our gross margins are also dependent on the mix of products we sell and could be adversely affected by a continuation of our customers' shift to lower-priced products. As do most other companies in the technology products industry, we advertise manufacturers' mail-in rebates on many products we sell and, in some cases, offer our own rebates. We process these rebates through third party vendors and in house. If we are unable to fulfill these rebates in a timely and satisfactory manner, our reputation in the marketplace could be negatively impacted.

- *State and local sales tax collection may affect demand for our products.*

  Our United States subsidiaries collect and remit sales tax in states in which the subsidiaries have physical presence or in which we believe nexus exists which obligates us to collect sales tax. Other states may, from time to time, claim that we have state-related activities constituting a sufficient nexus to require such collection. Additionally, many other states seek to impose sales tax collection obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, even without a physical presence. Such efforts by states have increased recently, as states seek to raise revenues without increasing the tax burden on residents. We rely on United States Supreme Court decisions which hold that, without Congressional authority, a state may not enforce a sales tax collection obligation on a company that has no physical presence in the state and whose only contacts with the state are through the use of interstate commerce such as the mailing of catalogs into the state and the delivery of goods by mail or common carrier. We cannot predict whether the nature or level of contacts we have with a particular state will be deemed enough to require us to collect sales tax in that state nor can we be assured that Congress or individual states will not approve legislation authorizing states to impose tax collection obligations on all direct mail and/or e-commerce transactions. A successful assertion by one or more states that we should collect sales tax on the sale of merchandise could result in substantial tax liabilities related to past sales and would result in considerable administrative burdens and costs for us and may reduce demand for our products from customers in such states when we charge customers for such taxes.

- *Business disruptions could adversely impact our revenue and financial condition.*

  We insure for certain property and casualty risks consisting primarily of physical loss to property, business interruptions resulting from property losses, workers' compensation, comprehensive general liability, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Although we believe that our insurance coverage is reasonable, significant events such as acts of war and terrorism, economic conditions, judicial decisions, legislation, natural disasters and large losses could materially affect our insurance obligations and future expense.

- *Changes in financial accounting standards may affect our results of operations.*

  A change in accounting standards or practices can have a significant effect on our reported results of operations. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. Changes to existing rules, such as the implementation of Financial Accounting Standard Board Interpretation No. 48 ("Fin 48") "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", may adversely affect our reported financial results. Fin 48 which is effective for fiscal years beginning after December 15, 2006, was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the potential impact, if any, of this pronouncement.

Risks Related to Our Company

- *We may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002.*

  For the year ended December 31, 2006, we were not subject to the internal controls certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 because we were not an accelerated filer as defined by the SEC. For the year ended December 31, 2007, we will be subject to the requirements of Section 404 that management provide an assessment of the effectiveness of the Company's internal control over financial reporting and the Company's independent registered public accounting firm will be required to audit that assessment.

  We are working to achieve compliance with the requirements of Section 404. We will be dedicating substantial time and resources to documentation and review of our procedures and we will have to devote substantial time and resources to this effort in 2007. We may also need to engage outside consultants to assist us. We have not completed this process or its assessment, due to the complexities of our decentralized structure, the number of accounting systems in use, and the lack of qualified personnel to devote to the process. In addition to the significant deficiencies reported as of December 31, 2006 discussed under the caption "Disclosure Controls and Procedures" in Item 9A. Controls and Procedures; we have identified numerous other internal control deficiencies that may affect the timeliness and accuracy of recording transactions and which, individually or in the aggregate, could become material weaknesses in future periods if not remediated. If we are not successful in complying with Section 404 of the Sarbanes-Oxley Act of 2002, we could lose the confidence of our investors.

- *In the past we have been late filing our required financial reports. Any such delays in the future could affect the trading of our stock.*

  We were late in the filing of our 2005 quarterly and annual reports and our 2006 quarterly reports required under the Securities Exchange Act of 1934. Failure to file required reports on a timely basis could result in the de-listing of the Company's common stock by the New York Stock Exchange. If we do not file our required annual and quarterly financial statements in the prescribed time frames we would also be ineligible to file certain registration statements and could be subject to SEC enforcement action.

- *Our success is dependent upon the availability of credit and financing.*

  We require significant levels of capital in our business to finance accounts receivable and inventory. We maintain credit facilities in the United States and in Europe to finance increases in our working capital if available cash is insufficient. The amount of credit available to us at any point in time may be adversely affected by the quality or value of the assets collateralizing these credit lines. In addition, if we are unable to renew or replace these facilities at maturity our liquidity and capital resources may be adversely affected. However, we currently have no reason to believe that we will not be able to renew or replace our facilities when they reach maturity.

- *We have substantial international operations and we are exposed to fluctuations in currency exchange rates and political uncertainties.*

  We operate internationally and as a result, we are subject to risks associated with doing business globally. Risks inherent to operating overseas include:

  - Changes in a country's economic or political conditions
  - Changes in foreign currency exchange rates
  - Difficulties with staffing and managing international operations
  - Unexpected changes in regulatory requirements

  For example, we currently have operations located in nine countries outside the United States, and non-U.S. sales (Europe and Canada) accounted for 37.5% of our revenue during 2006. To the extent the U.S. dollar strengthens against the Euro and British pound, our European revenues and profits will be reduced when translated into U.S. dollars.

- *Sales to individual consumers exposes us to credit card fraud, which could adversely affect our business.*

  Failure to adequately control fraudulent credit card transactions could increase our expenses. Increased sales to individual consumers, which are more likely to be paid for using a credit card, increases our exposure to fraud. We employ technology solutions to help us detect the fraudulent use of credit card information. However, if we are unable to detect or control credit card fraud, we may in the future suffer losses as a result of orders placed with fraudulent credit card data, which could adversely affect our business.

- *We are exposed to inventory risks.*

  A substantial portion of our inventory is subject to risk due to technological change and changes in market demand for particular products. If we fail to manage our inventory of older products we may have excess or obsolete inventory. We may have limited rights to return purchases to certain suppliers and we may not be able to obtain price protection on these items. The elimination of purchase return privileges and lack of availability of price protection could lower our gross margin or result in inventory write-downs.

  We also take advantage of attractive product pricing by making opportunistic bulk inventory purchases; any resulting excess and/or obsolete inventory that we are not able to re-sell could have an adverse impact on our results of operations. Any inability to make such bulk inventory purchases may significantly impact our sales and profitability.

- *Our income tax rate and the value of our deferred tax assets are subject to change.*

Changes in our income tax expense due to changes in the mix of U.S. and non-U.S. revenues and profitability, changes in tax rates or exposure to additional income tax liabilities could affect our profitability. We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or by material audit assessments. The carrying value of our deferred tax assets, which are primarily in the United States and the United Kingdom, is dependent on our ability to generate future taxable income in those jurisdictions. Our United Kingdom deferred tax assets currently have a full valuation allowance. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions and a material assessment by a tax authority could affect our profitability.

- *Our reliance on information and communications technology requires significant expenditures and entails risk.*

We rely on a variety of information and telecommunications systems in our operations. Our success is dependent in large part on the accuracy and proper use of our information systems, including our telecommunications systems. To manage our growth, we continually evaluate the adequacy of our existing systems and procedures. We anticipate that we will regularly need to make capital expenditures to upgrade and modify our management information systems, including software and hardware, as we grow and the needs of our business change. The occurrence of a significant system failure, electrical or telecommunications outages or our failure to expand or successfully implement new systems could have a material adverse effect on our results of operations.

Our information systems networks, including our web sites, and applications could be adversely affected by viruses or worms and may be vulnerable to malicious acts such as hacking. Although we take preventive measures, these procedures may not be sufficient to avoid harm to our operations, which could have an adverse effect on our results of operations.

- *We are dependent on third-party suppliers.*

We purchase a significant portion of our computer products from major distributors such as Tech Data Corporation and Ingram Micro Inc. and directly from large manufacturers such as Hewlett Packard and Acer, who may deliver those products directly to our customers. These relationships enable us to make available to our customers a wide selection of products without having to maintain large amounts of inventory. The termination or interruption of our relationships with any of these suppliers could materially adversely affect our business.

Our PC products contain electronic components, subassemblies and software that in some cases are supplied through sole or limited source third-party suppliers, some of which are located outside of the U.S. Although we do not anticipate any problems procuring supplies in the near-term, there can never be any assurance that parts and supplies will be available in a timely manner and at reasonable prices. Any loss of, or interruption of supply, from key suppliers may require us to find new suppliers. This could result in production or development delays while new suppliers are located, which could substantially impair operating results. If the availability of these or other components used in the manufacture of our products was to decrease, or if the prices for these components were to increase significantly, operating costs and expenses could be adversely affected.

We purchase a number of our products from vendors outside of the United States. Difficulties encountered by one or several of these suppliers could halt or disrupt production and delay completion or cause the cancellation of our orders. Delays or interruptions in the transportation network could result in loss or delay of timely receipt of product required to fulfill customer orders.

Many product suppliers provide us with co-op advertising support in exchange for featuring their products in our catalogs and on our internet sites. Certain suppliers provide us with other incentives such as rebates, reimbursements, payment discounts, price protection and other similar arrangements. These incentives are offset against cost of goods sold or selling, general and administrative expenses, as applicable. The level of co-op advertising support and other incentives received from suppliers may decline in the future, which could increase our cost of goods sold or selling, general and administrative expenses and have an adverse effect on results of operations and cash flows.

- *We may encounter risks in connection with sales of our web-hosted software application.*

  In 2004, we introduced our web-based and hosted, on-demand software suite of products, marketed as PCS ProfitCenter Software™. We have a limited operating history with this type of product offering and may encounter risks inherent in the software industry, including but not limited to:

  - Failure to implement effective general and application controls
  - Errors or security flaws in our product
  - Technical difficulties which we can not resolve on a timely or cost-effective basis,
  - Inability to provide the level of service we commit to
  - Inability to deliver product upgrades and enhancements
  - Delays in development
  - Inability to hire and retain qualified technical personnel
  - Impact of privacy laws on the use of our product
  - Exposure to claims of infringement of intellectual property rights

- *Restrictions and covenants in our credit facility may limit our ability to enter into certain transactions.*

  Our United States/United Kingdom combined revolving credit agreement contains covenants restricting or limiting our ability to, among other things:

  - incur additional debt
  - create or permit liens on assets
  - make capital expenditures or investments
  - pay dividends

  If we fail to comply with the covenants and other requirements set forth in the agreement, we will have to negotiate a waiver agreement with the lenders. Failure to enter into such a waiver agreement could adversely affect the availability of financing to us which could materially impact our operations.

Other factors that may affect our future results of operations and financial condition include, but are not limited to, unanticipated developments in any one or more of the following areas, as well as other factors which may be detailed from time to time in our Securities and Exchange Commission filings:

- the effect on us of volatility in the price of paper and periodic increases in postage rates
- significant changes in the computer products retail industry, especially relating to the distribution and sale of such products
- timely availability of existing and new products

- risks involved with e-commerce, including possible loss of business and customer dissatisfaction if outages or other computer-related problems should preclude customer access to us
- risks associated with delivery of merchandise to customers by utilizing common delivery services such as the United States Postal Service and United Parcel Service, including possible strikes and contamination
- borrowing costs or availability
- pending or threatened litigation and investigations
- the availability of key personnel

Readers are cautioned not to place undue reliance on any forward looking statements contained in this report, which speak only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our primary facilities, which are leased except where otherwise indicated, are as follows:

Facility	Location	Approximate Square Feet	Expiration of Lease
Headquarters, Sales and Distribution Center (1)	Port Washington, NY	86,000	2007
Sales and Distribution Center	Buford, GA	647,000	2021
Sales and Distribution Center	Naperville, IL	330,000	2026
PC Assembly, Sales and Distribution Center	Fletcher, OH	297,000	Owned
Sales and Administrative Center	Miami, FL	80,000	2010
Distribution Center	Las Vegas, NV	90,000	2010
Sales Center	Markham, Ontario	22,000	2013
Sales and Distribution Center	Verrieres le Buisson, France	48,000	2010
Sales and Distribution Center	Frankfurt, Germany	92,000	2013
Sales and Distribution Center	Madrid, Spain	38,000	(2)
Sales and Distribution Center	Milan, Italy	102,000	2009
Sales and Distribution Center	Greenock, Scotland	78,000	Owned
European Headquarters and Sales Center	Wellingborough, England	75,000	Owned
Sales Center	Amstelveen, Netherlands	21,000	2007
Sales and Distribution Center	Lidkoping, Sweden	20,000	2008

(1) For information about this facility, leased from related parties, see Item 13 --"Certain Relationships and Related Transactions"

(2) Terminable upon two months prior written notice.

We also lease space for other smaller offices and retail stores in the United States, Canada and Europe and certain additional facilities leased by the Company are subleased to others.

For further information regarding our lease obligations, see Note 11 to the Consolidated Financial Statements.

Item 3. Legal Proceedings.

Systemax is a party to various pending legal proceedings and disputes arising in the normal course of business, including those involving commercial, employment, tax and intellectual property related claims, none of which, in management's opinion, is anticipated to have a material adverse effect on our consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Systemax common stock is traded on the New York Stock Exchange under the symbol "SYX." The following table sets forth the high and low closing sales price of our common stock as reported on the New York Stock Exchange for the periods indicated.

2006	High	Low
First quarter	$7.33	$ 6.23
Second quarter	7.99	5.87
Third quarter	16.02	7.25
Fourth quarter	18.80	9.93

2005	High	Low
First quarter	$7.60	$ 5.16
Second quarter	7.68	5.58
Third quarter	7.40	6.51
Fourth quarter	7.35	5.65

On December 31, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $17.45 per share. As of December 31, 2006, we had 235 shareholders of record.

On March 14, 2007, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 12, 2007 to shareholders of record on April 2, 2007. This special dividend will be the first dividend we have paid since our initial public offering. Depending in part upon profitability, the strength of our balance sheet, our cash position and the need to retain cash for the development and expansion of our business, we may decide to pay a special dividend in the future, but we have no present plans of doing so.

Item 6. Selected Financial Data.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. The selected statement of operations data for the years ended December 31, 2006, 2005 and 2004 and the selected balance sheet data as of December 31, 2006 and 2005 are derived from the audited consolidated financial statements which are included elsewhere in this report. The selected balance sheet data as of December 31, 2004, 2003 and 2002 and the selected statement of operations data for the years ended December 31, 2003 and 2002 are derived from the audited consolidated financial statements of the Company which are not included in this report.

	Years Ended December 31 (In millions, except per common share data and number of catalog titles)				
	2006	2005	2004*	2003*	2002*
Statement of Operations Data:					
Net sales	$2,345.2	$2,115.5	$1,928.1	$1,655.7	$1,551.9
Gross profit	$342.9	$307.3	$286.5	$264.9	$266.3
Selling, general & administrative expenses	$281.0	$268.3	$260.1	$251.5	$256.1
Restructuring and other charges	-	$4.2	$7.4	$1.7	$17.3
Income (loss) from operations	$61.9	$34.8	$19.0	$9.2	$(7.0)
Provision (benefit) for income taxes	$24.5	$21.4	$6.4	$4.4	$(0.8)
Income (loss) before cumulative effect of change in accounting principle, net of tax	$45.1	$11.4	$10.2	$3.2	$(7.4)
Cumulative effect of change in accounting principle, net of tax	-	-	-	-	$(51.0)
Net income (loss)	$45.1	$11.4	$10.2	$3.2	$(58.4)
Per Share Amounts:					
Income (loss) before cumulative effect of change in accounting principle, net of tax, basic	$1.29	$.33	$.30	$.09	$(.21)
Cumulative effect of change in accounting principle, net of tax, basic	-	-	-	-	$(1.50)
Net income (loss), basic	$1.29	$.33	$.30	$.09	$(1.71)
Income (loss) before cumulative effect of change in accounting principle, net of tax, diluted	$1.22	$.31	$.29	$.09	$(.21)
Cumulative effect of change in accounting principle, net of tax, diluted	-	-	-	-	$(1.50)
Net income (loss), diluted	$1.22	$.31	$.29	$.09	$(1.71)
Weighted average common shares outstanding:					
Basic	35.0	34.6	34.4	34.2	34.1
Diluted	36.9	36.5	35.5	34.9	34.1
Selected Operating Data:					
Orders entered	7.2	6.2	5.2	4.4	4.0
Number of catalogs distributed	59	66	88	97	106
Number of catalog titles	19	22	22	30	37
Balance Sheet Data:					
Working capital	$229.4	$169.8	$148.0	$144.1	$132.0
Total assets	$584.1	$504.5	$483.2	$445.3	$436.6
Short-term debt	$12.8	$26.8	$25.0	$20.8	$21.2
Long-term debt, excluding current portion	$.5	$8.0	$8.6	$18.4	$17.5
Shareholders' equity	$289.5	$232.8	$222.6	$208.6	$200.6

* As previously restated – see Note 2 to the consolidated financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are a direct marketer of brand name and private label products. Our operations are organized in two primary reportable segments – Technology Products and Industrial Products. Our Technology Products segment markets personal desktop computers, notebook computers and computer supplies and consumer electronics related products in North America and Europe. We assemble our own PCs and sell them under our own trademarks, which we believe gives us a competitive advantage. We also sell personal computers manufactured by other leading companies. Our Industrial Products segment markets material handling equipment, storage equipment and consumable industrial items in North America. We offer more than 100,000 products and continuously update our product offerings to address the needs of our customers, which include large, mid-sized and small businesses, educational and government entities as well as individual consumers. We reach customers by multiple channels, utilizing relationship marketers, e-commerce web sites, mailed catalogues and retail outlet stores. We also participate in the emerging market for on-demand, web-based software applications through the marketing of our PCS ProfitCenter Software™ suite of hosted software, which we began during 2004, and in which we have not yet recognized significant revenues and have incurred considerable losses to date. Technology Products related products account for 92% of our net sales, and, as a result, we are dependent on the general demand for information technology products and consumer electronics.

The market for computer products is subject to intense price competition and is characterized by narrow gross profit margins. The North American industrial products market is highly fragmented and we compete against multiple distribution channels. Distribution of information technology and our industrial products is working capital intensive, requiring us to incur significant costs associated with the warehousing of many products, including the costs of leasing warehouse space, maintaining inventory and inventory management systems, and employing personnel to perform the associated tasks. We supplement our on-hand product availability by maintaining relationships with major distributors and manufacturers, utilizing a combination of stocking and drop-shipment fulfillment.

The primary component of our operating expenses historically has been employee related costs, which includes items such as wages, commissions, bonuses, and employee benefits. We have made substantial reductions in our workforce and closed or consolidated several facilities over the past several years. In response to poor economic conditions in the United States, we implemented a plan in the first quarter of 2004 to streamline our United States computer business. This plan consolidated duplicative back office and warehouse operations, which resulted in annual savings of approximately $8 million excluding severance and other restructuring costs of approximately $3 million, which were recognized in fiscal 2004. With evidence of a prolonged economic downturn in Europe, we took measures to align our cost structure with expected potentially lower revenues and decreasing gross margins, initiating several cost reduction plans there during 2004 and 2005. Actions taken in 2005 to increase efficiency and profitability in our European operations resulted in the elimination of approximately 240 positions, and resulted in approximately $6.0 million in annual savings excluding severance and restructuring costs of approximately $3.7 million, which were recognized in fiscal 2005. Our restructuring actions and other cost savings measures implemented over the last several years resulted in reducing our consolidated selling, general and administrative expenses from 16.5% of net sales in 2002 to 12.0% of net sales in 2006. We will continue to monitor our costs and evaluate the need for additional actions.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the consolidated financial statements. The policies below have been identified as critical to our business operations and understanding the results of operations. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty, and as a result, actual results could differ from those estimates. These judgments are based on historical experience, observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Management believes that full consideration has been given to all relevant circumstances that we may be subject to, and the consolidated financial statements of the Company accurately reflect management's best estimate of the consolidated results of operations, financial position and cash flows of the Company for the years presented. Actual results may differ from these estimates under different conditions or assumptions.

Revenue Recognition. We recognize product sales when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time of receipt by customers when title and risk of loss both are transferred. Sales are shown net of returns and allowances, rebates and sales incentives. Reserves for estimated returns and allowances are provided when sales are recorded, based on historical experience and current trends.

Accounts Receivable and Allowance for Doubtful Accounts. We record an allowance for doubtful accounts to reflect our estimate of the collectibility of our trade accounts receivable. We evaluate the collectibility of accounts receivable based on a combination of factors, including an analysis of the age of customer accounts and our historical experience with accounts receivable write-offs. The analysis also includes the financial condition of a specific customer or industry, and general economic conditions. In circumstances where we are aware of customer charge-backs or a specific customer's inability to meet its financial obligations, a specific reserve for bad debts applicable to amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected is recorded. In those situations with ongoing discussions, the amount of bad debt recognized is based on the status of the discussions. While bad debt allowances have been within expectations and the provisions established, there can be no guarantee that we will continue to experience the same allowance rate we have in the past.

Inventories. We value our inventories at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for excess and obsolete or unmarketable merchandise are provided based on historical experience, assumptions about future product demand and market conditions. If market conditions are less favorable than projected or if technological developments result in accelerated obsolescence, additional write-downs may be required. While obsolescence and resultant markdowns have been within expectations, there can be no guarantee that we will continue to experience the same level of markdowns we have in the past.

Long-lived Assets. Management exercises judgment in evaluating our long-lived assets for impairment. We believe we will generate sufficient undiscounted cash flow to more than recover the investments made in property, plant and equipment. Our estimates of future cash flows involve assumptions concerning future operating performance and economic conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Accruals. Management exercises judgment in estimating various period end liabilities such as costs related to vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs. While we believe that these estimates are reasonable, any significant deviation of actual costs as compared to these estimates could have a material impact on the Company's financial statements.

Income Taxes. We are subject to taxation from federal, state and foreign jurisdictions and the determination of our tax provision is complex and requires significant management judgment. Management judgment is also applied in the determination of deferred tax assets and liabilities and any valuation allowances that might be required in connection with our ability to realize deferred tax assets.

Since we conduct operations in numerous US states and internationally, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax income or losses among locations with varying tax rates and rules. As the geographic mix of our pre-tax results among various tax jurisdictions changes, the effective tax rate may vary from period to period. We are also subject to periodic examination from domestic and foreign tax authorities regarding the amount of taxes due. These examinations include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. We have established, and periodically reevaluate, an estimated income tax reserve on our consolidated balance sheet to provide for the possibility of adverse outcomes in income tax proceedings. While management believes that we have identified all reasonably identifiable exposures and that the reserve we have established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures may be settled at amounts different than the amounts reserved.

We recognize deferred tax assets and liabilities for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or all of the deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made. In the event that actual results differ from these estimates or we adjust these estimates in future periods, an adjustment to the valuation allowance may be required, which could materially affect our consolidated financial position and results of operations.

Restructuring charges. We have taken restructuring actions, and may commence further restructuring activities which result in recognition of restructuring charges. These actions require management to make judgments and utilize significant estimates regarding the nature, timing and amounts of costs associated with the activity. When we incur a liability related to a restructuring action, we estimate and record all appropriate expenses, including expenses for severance and other employee separation costs, facility consolidation costs (including estimates of sublease income), lease cancellations, asset impairments and any other exit costs. Should the actual amounts differ from our estimates, the amount of the restructuring charges could be impacted, which could materially affect our consolidated financial position and results of operations.

Recently Adopted and Newly Issued Accounting Pronouncements

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for the vested portion of share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life as permitted in SEC Staff Accounting Bulletin 107 for options qualifying for such treatment ("plain-vanilla" options) due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve.

In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The consensus requires disclosure of either the gross or net presentation, and any such taxes reported on a gross basis should be disclosed in the interim and annual financial statements. This Issue is effective for financial reporting periods beginning after December 15, 2006. The Company does not expect to change its presentation of such taxes, as its sales are currently recorded net of tax.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the potential impact, if any, of this pronouncement.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. This pronouncement had no impact on the Company's consolidated financial statements for the year ended December 31. 2006.

Highlights from 2006

The discussion of our results of operations and financial condition that follows will provide information that will assist in understanding our financial statements and information about how certain accounting principles and estimates affect the consolidated financial statements. This discussion should be read in conjunction with the consolidated financial statements included herein.

- Sales increase of 10.9% to $2.3 billion in 2006 from $2.1 billion in 2005
- Continued growth (26.0%) in e-commerce sales to $819 million in 2006 from $650 million in 2005
- Decrease of selling, general and administrative expense to 12.0% of net sales in 2006 from 12.7% of net sales in 2005
- Increase in income from operations in 2006 of $27 million or 78%
- Net Income: 45.1 million, up 295% from 2005
- Diluted Earnings Per Share: $1.22 up 294% from 2005

Results of Operations

We had net income of $45.1 million for the year ended December 31, 2006, $11.4 million for the year ended December 31, 2005 and $10.2 million for the year ended December 31, 2004.

The following table represents our consolidated statement of operations data expressed as a percentage of net sales for our three most recent fiscal years:

	2006	2005	2004
Net sales	100%	100.0%	100.0%
Gross profit	14.6%	14.5%	14.9%
Selling, general and administrative expenses	12.0%	12.7%	13.5%
Restructuring and other charges	-	0.2%	0.4%
Income from operations	2.6%	1.6%	1.0%
Interest expense	0.1%	0.1%	0.2%
Provision for income taxes	1.1%	1.0%	0.3%
Net income	1.9%	0.5%	0.5%

NET SALES

Net sales were $2.35 billion for the year ended December 31, 2006, an increase of 10.9% from $2.12 billion for the year ended December 31, 2005. Net sales in 2006 included approximately $819 million of internet-related sales, an increase of $169 million, or 26%, from 2005. North American sales increased to $1.6 billion, a 12.7% increase from $1.42 billion in 2005. The increase in North American sales resulted primarily from growth in both our Technology Products and our Industrial Products segments. Sales in our Technology Products segment increased 12.8% to $1.40 billion from $1.25 billion in 2005. This increase was largely a result of our successful internet-based marketing initiatives directed primarily at our consumer customers as reflected by an increase in our internet-related sales of approximately $169 million as well as an expansion of product offerings including private label products. Although our internet-related sales are not exclusively made to consumers, we believe that a large majority of these sales are made to consumers. We continued to see strong growth in our industrial product sales in 2006. Sales of industrial products increased 12.8% to $196.9 million from $174.6 million last year, representing 12.2% of the overall increase in North American sales. European sales, stated in US dollars, increased 7.1% to $743.9 million for 2006 (representing 31.7% of worldwide sales) compared to $694.6 million (representing 32.8% of worldwide sales) in the year-ago period. Movements in foreign exchange rates negatively impacted European sales for 2006 by approximately $.4 million. Sales in our Hosted Software segment were not material in 2006.

European economies began to recover during 2006 and we saw our sales improve in those markets as measured in local currencies. The table below reflects European sales for the three years as reported in this report at then-current exchange rates and at constant (2004) exchange rates (in millions):

	2006	2005	2004
European sales as reported	$743.9	$694.6	$695.7
European sales at 2004 exchange rates	$738.1	$688.8	$695.7

Net sales were $2.12 billion for the year ended December 31, 2005, an increase of 9.7% from $1.93 billion for the year ended December 31, 2004. Net sales in 2005 included approximately $650 million of internet-related sales, an increase of $135 million, or 26%, from 2004. North American sales increased to $1.42 billion in 2005, a 15.3% increase from 2004's $1.23 billion. The increase in North American sales resulted primarily from growth in both our Technology Products and our Industrial Products segments. Sales in our Technology Products segment increased 15.3% to $1.25 billion from $1.08 billion in 2004. This increase was largely a result of our successful internet-based marketing initiatives directed primarily at our consumer customers as reflected by an increase in our internet-related sales of approximately $100 million. Although our internet-related sales are not exclusively made to consumers, we believe that a large majority of these sales are made to consumers. We continued to see strong growth in our industrial product sales in 2005. Sales of industrial products increased 15.2% to $174.6 million from $151.6 million in 2004, representing 12% of the overall increase in North American sales. European sales, stated in US dollars, decreased 0.2% to $694.6 million for 2005 (representing 32.8% of worldwide sales) compared to $695.7 million (representing 36.1% of worldwide sales) in 2004. Movements in foreign exchange rates positively impacted European sales for 2005 by approximately $5.8 million. If currency exchange rates for 2004 had prevailed in 2005, however, European sales would have decreased 1.0% from the prior year. Continued weakness in demand for information technology products from business customers in Europe and the effect of exchange rate movements on product pricing in certain European markets for products whose cost is U.S. dollar based, resulted in decreased local currency denominated sales. Sales in our Hosted Software segment were not material in 2005 and 2004.

GROSS PROFIT

Gross profit, which consists of net sales less product cost, shipping, assembly and certain distribution center costs, was $342.9 million, or 14.6% of net sales, for the year ended December 31, 2006, compared to $307.3 million or 14.5% of net sales in 2005. In the fourth quarter of 2006 the Company's gross margin was 12.9% compared to 14.7% in the fourth quarter of 2005. The decrease in gross margin was primarily attributable to price discounting for technology products.

Gross profit was $307.3 million, or 14.5% of net sales, for the year ended December 31, 2005, compared to $286.5 million or 14.9% of net sales in 2004. Our gross profit ratio declined in 2005 primarily as a result of approximately $7 million of increased costs for warehouse staff and supplies related to increased activity levels from the prior year. These increased costs were partially offset by favorable changes in product mix. Improvement in our gross profit ratio in North America was partially offset by a continued decline in our gross profit ratio in Europe.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $281.0 million, or 12.0% of net sales, for the year ended December 31, 2006, $268.3 million, or 12.7% of net sales, for 2005, and $260.1 million, or 13.5% of net sales, in 2004. Selling, general and administrative expenses increased $12.7 million, or 4.7%, in 2006 from a year ago. Significant expense changes include $3.1 million of increased credit card fees, a $4.0 million increase in sales salaries related to the increased sales volume, an increase in other salaries and related costs of approximately $10.0 million due to increased staff in areas such as marketing and information technology as well as $1.8 million of salary expense related to stock compensation expense recorded as the result of the adoption of SFAS 123(R). Rent expense increased $2.3 million due to the company's expansion. These increases were partially offset by a decrease of approximately $6.1 million of bad debt expense and a positive impact of foreign exchange of approximately $3.5 million.

Selling, general and administrative expenses totaled $268.3 million, or 12.7% of net sales, for the year ended December 31, 2005 as compared to $260.1 million or 13.5% of net sales for 2004. Selling, general and administrative expenses increased $8.2 million, or 3.2%, in 2005 from 2004 as a result of $3.8 million of increased credit card fees related to the increased sales volume, increased legal and professional fees of $2.0 million related to the restatement of the 2004 and 2003 financial statements and $3.8 million of increased foreign exchange expenses. These increases were partially offset by increased funding of advertising expenses from vendors.

RESTRUCTURING AND OTHER CHARGES

During the year ended December 31, 2005, we incurred $4.2 million of restructuring and other charges. These costs were primarily related to further restructuring actions undertaken in Europe during the year as a result of continuing decline in profitability. The costs were comprised primarily of staff severance expense related to the elimination of approximately 240 positions, which resulted in approximately $6.0 million in annual savings.

We incurred $7.4 million of restructuring and other charges in 2004. In the first quarter of 2004 we implemented a plan to streamline the activities of our United States computer businesses' back office and warehouse operations, resulting in the elimination of approximately 200 jobs. We incurred $3.7 million of restructuring costs associated with this plan, including $3.2 million for staff severance and benefits for terminated employees and $0.5 million of non-cash costs for impairment of the carrying value of fixed assets. We recorded $0.6 million of additional costs in 2004 related to facility exit costs for our 2003 plan to consolidate United States warehouse locations. We also implemented several cost reduction plans in Europe during 2004, including a consolidation of United Kingdom sales offices which resulted in the elimination of 50 jobs. We incurred $2.5 million of restructuring charges for facility exit costs and workforce reductions in connection with these actions and $0.5 million of additional costs resulting from adjustments to our estimates of lease and contract termination costs for our 2002 plan to consolidate our United Kingdom operations.

INCOME FROM OPERATIONS

We had income from operations of $61.9 million in 2006, $34.8 million in 2005 and $19.0 million in 2004. Income from operations for the year ended December 31, 2005 included restructuring and other charges of $4.2 million. For the year ended December 31, 2004, restructuring charges of $7.4 million were included in income from operations.

Income from operations in North America was $45.4 million for the year ended December 31, 2006, $39.4 million in 2005 and $31.4 million in 2004. Declining gross profit margin and increased selling, general and administrative expenses resulted in our implementation of the previously described restructuring activities in Europe in 2005 and 2004.

INTEREST AND OTHER INCOME AND INTEREST EXPENSE

Interest expense was $1.7 million in 2006, $2.7 million in 2005 and $3.1 million in 2004. Interest expense decreased in 2006 as a result of decreased short-term borrowings in the United Kingdom as well as the extinguishment of mortgage debt related to our Georgia warehouse sale in the first quarter of 2006. The increased expense in 2004 resulted from increased short-term borrowings under our United Kingdom facility. Interest and other income, net was $9.5 million in 2006, $0.7 million in 2005 and $0.6 million in 2004. The increase in other income in 2006 mainly resulted from the gain on sale of the Georgia location.

INCOME TAXES

Our income tax provisions were $24.5 million for the year ended December 31, 2006, $21.4 million for the year ended December 31, 2005 and $6.4 million for 2004. The effective rates were 35.2% in 2006, 65.2% in 2005, and 38.5% in 2004. The high effective tax rate in 2005 was a result of our establishing valuation allowances of approximately $10.2 million for deferred tax assets in the United Kingdom in 2005. The Company's United Kingdom subsidiary had recorded historical losses and had been affected by restructuring and other charges in recent years. These losses represented evidence for management to estimate that a full valuation allowance for the net deferred tax asset was necessary in 2005. In 2006 the United Kingdom subsidiary recorded a profit and the Company's effective tax rate benefited by approximately 3.2% or $2.3 million.. The effective rate in 2005 also was unfavorably impacted by increased state and local taxes and losses in other foreign jurisdictions for which no tax benefit has been recognized. These increases were partially offset by an income tax benefit of $2.7 million we recorded in the fourth quarter of 2005 resulting from a favorable decision we received for a petition submitted in connection with audit assessments made in 2002 and 2004 in a foreign jurisdiction. The tax rate in 2004 was higher than the United States statutory rate of 35% primarily due to losses in foreign jurisdictions for which we recognized no tax benefit and losses in a foreign jurisdiction where the benefit rate is lower than the rate in the United States.

For the years ended December 31, 2006, 2005 and 2004, we have not recognized certain foreign tax credits, certain state deferred tax assets in the United States and certain benefits on losses in foreign tax jurisdictions due to our inability to carry such credits and losses back to prior years and our determination that it was more likely than not that we would not generate sufficient future taxable income to realize these assets. Accordingly, valuation allowances were recorded against the deferred tax assets associated with those items. If we are able to realize all or part of these deferred tax assets in future periods, it will reduce our provision for income taxes by a release of the corresponding valuation allowance.

NET INCOME

Net income was $45.1 million, or $1.29 per basic share and $1.22 per diluted share, for the year ended December 31, 2006, $11.4 million, or $.33 per basic share and $.31 per diluted share, for the year ended December 31, 2005 and $10.2 million, or $.30 per basic share and $.29 per diluted share, for the year ended December 31, 2004.

Seasonality

Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. The following table sets forth the net sales, gross profit and income from operations for each of the quarters since January 1, 2004 *(amounts in millions).*

	March 31	June 30	September 30	December 31
2006				
Net sales	$575	$547	$575	$648
Percentage of year's net sales	24.5%	23.3%	24.5%	27.6%
Gross profit	$90	$77	$92	$83
Income from Operations	$21	$11	$19	$11
2005				
Net sales	$538	$506	$489	$583
Percentage of year's net sales	25.4%	23.9%	23.1%	27.6%
Gross profit	$80	$71	$70	$86
Income from operations	$5	$3	$8	$18
2004				
Net sales	$485	$433	$458	$552
Percentage of year's net sales	25.1%	22.5%	23.8%	28.6%
Gross profit	$76	$68	$71	$71
Income from operations	$7	$2	$4	$6

Financial Condition, Liquidity and Capital Resources

Our primary liquidity needs are to support working capital requirements in our business, to fund capital expenditures and minimal acquisitions and fund the special dividend declared by our Board in March 2007. We rely principally upon operating cash flow and borrowings under our credit facilities to meet these needs. We believe that cash flow available from these sources will be sufficient to meet our working capital requirements, projected capital expenditures and interest and debt repayments in the foreseeable future.

Our working capital was $229.4 million at December 31, 2006, an increase of $59.6 million from $169.8 million at the end of 2005. This was the result of a $23.7 million increase in cash, a $14.0 million increase in accounts receivable, a $41.0 million increase in inventories, a $11.0 million increase in prepaid expenses and other current assets and a decrease in short term borrowings of $14.0 million offset by a $29.8 million increase in accounts payable, and a $12.8 million increase in accrued expense and other current liabilities, and a $1.5 million decrease in deferred tax assets. The $41.0 million increase in our inventories was principally in our domestic US locations. Inventory turnover increased slightly from 9.3 to 10 times in 2006. The increase in accounts receivable occurred in Europe, resulting from our increased sales. This also increased our days of sales outstanding from 22 in 2005 to 23 in 2006.We expect that future accounts receivable and inventory balances will fluctuate with the mix of our net sales between consumer and business customers, as well as geographic regions.

We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of December 31, 2006, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

Net cash provided by operating activities was $34.3 million for the year ended December 31, 2006, $27.3 million for the year ended December 31, 2005 and $12.8 million for the year ended December 31,2004. The increase in cash provided by operating activities in 2006 of $7.0 million as compared to 2005 resulted from a $14.1 million increase in net income adjusted by other non-cash items, such as depreciation expense, and a decrease of $7.1 million in cash used for changes in our working capital accounts. The $14.6 million increase in cash provided by operating activities in 2005 as compared to 2004 resulted from an increase in cash provided by net income adjusted by other non-cash items, such as depreciation expense, and a decrease in cash used for changes in our working capital accounts. Cash provided by net income and other non-cash items was $37.6 million in 2005, an increase of $10.4 million, compared to $27.2 million in 2004, and was primarily attributable to the $8.6 million increase in the provision for deferred income taxes. The cash used for changes in our working capital accounts was $10.2 million in 2005 compared to $14.5 million in 2004.

Net cash of $12.2 million was provided by investing activities for the year ended December 31, 2006. Proceeds from disposals of property and equipment was $18.9 million primarily the result of the sale of our distribution facility in Suwanee, Georgia. We used cash of $6.7 million during 2006, $5.8 million during 2005 and $8.3 million during 2004 in investing activities, principally for the purchase of property, plant and equipment. Capital expenditures in both 2006, 2005 and 2004 included upgrades and enhancements to our information and communications systems hardware and facilities costs for the opening of additional retail outlet stores in North America.

Net cash of $22.1 million was used in financing activities for the year ended December 31, 2006. Repayment of short and long-term borrowings used approximately $24.7 million of cash and proceeds from stock option exercises and excess tax benefits from stock option exercises provided approximately $2.6 million of cash. Net cash of $4.7 million was provided by financing activities in 2005, primarily as a result of an increase in our short-term borrowings in Europe. Net cash of $6.8 million was used in financing activities in 2004, primarily for the repayment of short and long-term borrowings.

We amended our $70 million secured United States revolving credit agreement in October 2005 to increase the amount available to $120 million (which may be increased by up to an additional $30 million, subject to certain conditions), increase the number of lenders participating and to provide for borrowings by both our United States and United Kingdom businesses. The upgraded facility expires in October 2010. Borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and 40% of qualified inventories and are secured by accounts receivable, inventories and certain other assets. The undrawn availability under the facility may not be less than $15 million until the last day of any month in which the availability net of outstanding borrowings is at least $70 million. The revolving credit agreement requires that we maintain a minimum level of availability. If such availability is not maintained, we will then be required to maintain a fixed charge coverage ratio (as defined). The agreement contains certain other covenants, including restrictions on capital expenditures and payments of dividends. We were in compliance with all of the covenants as of December 31, 2006, except for the required timely submission of certain financial statements, for which we have obtained a waiver. As of December 31, 2006, eligible collateral under the facility was $104.1 million, there were outstanding advances of $9.3 million (all in the United Kingdom), outstanding letters of credit of $11.0 million and total availability of $83.8 million.

In connection with the amendment to our revolving credit agreement in October 2005, we terminated our £15 million multi-currency credit facility with a financial institution in the United Kingdom, which was available to our United Kingdom subsidiaries. We also paid off the remaining £4.7 million balance on our United Kingdom term loan, which we had entered into in 2002 to finance the construction of our United Kingdom headquarters.

Our Netherlands subsidiary has a 5 million ($6.6 million at the December 31, 2006 exchange rate, which exchange rate applies to all other Euro denominated amounts below) credit facility. Borrowings under the facility are secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. At December 31, 2006 there were 2.2 million ($3.0 million) of borrowings outstanding under this line with interest payable at a rate of 5.0%. The facility expires in August 2007.

In April 2002, we entered into a ten year, $8.4 million mortgage loan on our Suwanee, Georgia distribution facility. The mortgage had monthly principal and interest payments of $62,000 payable through May 2012, with a final additional principal payment of $6.4 million at maturity in May 2012. The mortgage loan bore interest at 7.04% and was collateralized by the underlying land and building. During the first quarter of fiscal 2006, we sold this facility and repaid the remaining balance on the loan. The facility was replaced by a larger, leased distribution center in a nearby area.

We are obligated under non-cancelable operating leases for the rental of most of our facilities and certain of our equipment which expire at various dates through 2026. We currently lease our New York facility from an entity owned by Richard Leeds, Robert Leeds and Bruce Leeds, the Company's three principal shareholders and senior executive officers. The annual rental totals $612,000 and the lease expires in 2007. We have sublease agreements for unused space we lease in Compton, California and Wellingborough, England. In the event a sublessee is unable to fulfill its obligations, we would be responsible for rent due under the lease. However, we expect the sublessees will fulfill their obligations under the leases.

Following is a summary of our contractual obligations for future principal payments on our debt, minimum rental payments on our non-cancelable operating leases and minimum payments on our other purchase obligations at December 31, 2006 (in thousands):

	2007	2008	2009	2010	2011	After 2011
Contractual Obligations:						
Payments on capital lease obligations	$573	$402	$81	$11	$10	
Payments on non-cancelable operating leases, net of subleases	10,255	10,033	9,568	7,358	6,170	$51,719
Dividends payable	35,800					
Purchase and other obligations	3,936	1,733	1,191	1,169	900	2,836
Total contractual obligations	$50,564	$12,168	$10,840	$8,538	$7,080	$54,555

Our purchase and other obligations consist primarily of certain employment agreements and service agreements.

In addition to the contractual obligations noted above, we had $11.0 million of standby letters of credit outstanding as of December 31, 2006.

Our operating results have generated cash flow which, together with borrowings under our debt agreements, has provided sufficient capital resources to finance working capital and cash operating requirements, fund capital expenditures, and fund the payment of interest on outstanding debt. Our primary ongoing cash requirements will be to finance working capital, provide payment of the special shareholder dividend of approximately $35 million declared in the first quarter of 2007, fund the payment of principal and interest on indebtedness, fund capital expenditures, fund minimal acquisitions and fund any future special shareholder dividends that may be declared. We believe future cash flows from operations and availability of borrowings under our lines of credit will be sufficient to fund ongoing cash requirements for at least the next twelve months.

We are party to certain litigation, the outcome of which we believe, based on discussions with legal counsel, will not have a material adverse effect on our consolidated financial statements.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

We are exposed to market risks, which include changes in U.S. and international interest rates as well as changes in currency exchange rates (principally Pounds Sterling, Euros and Canadian Dollars) as measured against the U.S. Dollar and each other.

The translation of the financial statements of our operations located outside of the United States is impacted by movements in foreign currency exchange rates. Changes in currency exchange rates as measured against the U.S. dollar may positively or negatively affect sales, gross margins, operating expenses and retained earnings as expressed in U.S. dollars. Sales would have fluctuated by approximately $80 million and income from operations would have fluctuated by approximately $1.4 million if average foreign exchange rates changed by 10% in 2006. We have limited involvement with derivative financial instruments and do not use them for trading purposes. We may enter into foreign currency options or forward exchange contracts aimed at limiting in part the impact of certain currency fluctuations, but as of December 31, 2006 we had no outstanding forward exchange contracts.

Our exposure to market risk for changes in interest rates relates primarily to our variable rate debt. Our variable rate debt consists of short-term borrowings under our credit facilities. As of December 31, 2006, the balance outstanding on our variable rate debt was approximately $12.3 million. A hypothetical change in average interest rates of one percentage point is not expected to have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 of Part II is incorporated herein by reference to the Consolidated Financial Statements filed with this report; see Item 15 of Part IV.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company establishes and maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to provide reasonable assurance that such information is accumulated and reported to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in control systems, misstatements due to error or fraud may occur and not be detected. These limitations include the circumstances that breakdowns can occur as a result of error or mistake, the exercise of judgment by individuals or that controls can be circumvented by acts of misconduct. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and the operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934. As part of this evaluation we identified certain significant deficiencies in our internal controls over financial reporting as of December 31, 2006. These significant deficiencies are:

- The Company has internal control deficiencies in its information technology area including the lack of adequate general controls. The Company lacks program change and project management controls, has inadequate segregation of duties between information technology department development and production functions, needs formal information technology strategic planning, need formal documentation of information security procedures, needs security around user rights to certain application systems and needs to implement formal help desk procedures.
- The Company has disparate operating and financial information systems at certain of the Company's locations that have inherent limitations resulting in a control environment heavily reliant upon manual review procedures and adjustments. These deficiencies include inadequate or lack of systems interfaces and the preparation of numerous manual journal entries. In addition, there are additional adjustments entered into the general ledger from subsidiaries after submission by the subsidiary.
- The Company has not developed adequate estimation processes to appropriately calculate fairly stated vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs.
- The Company has a manual process for estimating certain amounts for inventory in transit. There is inadequate review of the manual process to determine if the amounts are complete and properly valued.
- The Company needs to increase headcount of adequately trained financial personnel to assist in executing timely financial closings, addressing non-routine accounting issues that arise in the normal course of business and ensure timely and accurate preparation of interim and annual financial statements.

Although these significant deficiencies do not, in our judgment, rise to the level of a material weakness in internal controls over financial reporting, the Chief Executive Officer and the Chief Financial Officer have concluded, based on our evaluation as of December 31, 2006, that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were not effective to ensure that the information required to be disclosed by us in this annual report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

As a result of this determination and as part of the work undertaken in connection with this report, we have applied compensating procedures and processes as necessary to ensure the reliability of our financial reporting. Accordingly, management believes, based on its knowledge, that (i) this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by this report and (ii) the financial statements, and other financial information included in this report, fairly reflect the form and substance of transactions and fairly present in all material respects our financial condition, results of operations and cash flows as at, and for, the periods presented in this report.

Section 404 of the Sarbanes-Oxley Act

For the year ended December 31, 2006, we were not subject to the internal controls certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 because we were not an accelerated filer as defined by the SEC. For the year ended December 31, 2007, we will be subject to the requirements of Section 404 that management provide an assessment of the effectiveness of the Company's internal control over financial reporting and the Company's independent registered public accounting firm will be required to audit that assessment.

We are working to achieve compliance with the requirements of Section 404. We will be dedicating substantial time and resources to documentation and review of our procedures in 2007. We may also need to engage outside consultants to assist us. We have not completed this process or its assessment, due to the complexities of our decentralized structure, the number of accounting systems in use and the lack of qualified personnel to devote to the process. In addition to the weaknesses reported as of December 31, 2006 discussed under the caption "Disclosure Controls and Procedures," we have identified numerous other internal control deficiencies that may affect the timeliness and accuracy of recording transactions and which, individually or in the aggregate, could become material weaknesses in future periods if not remediated.

We have a significant amount of work to do to remediate the items we have identified. In the course of completing our evaluation and testing we may identify further deficiencies and weaknesses that will need to be addressed and will require remediation. We may not be able to correct all such internal control deficiencies in a timely manner and may find that a material weakness or weaknesses exist. As a result, management may not be able to issue an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III is hereby incorporated by reference from the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders which we anticipate filing April 30, 2007 (the "Proxy Statement").

Item 11. Executive Compensation.

The information required by Item 11 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by item 12 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by Item 10 of Part III is hereby incorporated by reference from the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Part III is hereby incorporated by reference from the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. The Consolidated Financial Statements of Systemax Inc.

2. Financial Statement Schedules:

The following financial statement schedule is filed as part of this report and should be read together with our consolidated financial statements:

Schedules not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits.

Exhibit No.	Description
3.1	Composite Certificate of Incorporation of Registrant, as amended (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2001)
3.2	By-laws of Registrant (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
4.1	Stockholders Agreement (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995)
10.1	Form of 1995 Long-Term Stock Incentive Plan*(incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.2	Form of 1999 Long-Term Stock Incentive Plan as amended* (incorporated by reference to the Company's report on Form 8-K dated May 20, 2003)
10.3	Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.4	Amendment to Lease Agreement dated September 29, 1998 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1998)
10.5	Lease Agreement dated as of July 17, 1997 between the Company and South Bay Industrials Company (Compton facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1997)
10.6	Build-to-Suit Lease Agreement dated April, 1995 among the Company, American National Bank and Trust Company of Chicago (Trustee for the original landlord) and Walsh, Higgins & Company (Contractor) ("Naperville Illinois Facility Lease") (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.7	Lease Agreement dated September 17, 1998 between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1998)

10.8 Royalty Agreement dated June 30, 1986 between the Company and Richard Leeds, Bruce Leeds and Robert Leeds, and Addendum thereto (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)

10.9 Form of 1995 Stock Plan for Non-Employee Directors* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)

10.10 Employment Agreement dated as of December 12, 1997 between the Company and Steven M. Goldschein* (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1997. See exhibit 10.19 for Amendment.)

10.11 Employment Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated October 12, 2004)

10.12 Restricted Stock Unit Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated October 12, 2004)

10.13 Amended and Restated Credit Agreement, dated as of October 27, 2005, between JP Morgan Chase Bank, N.A. and affiliates, General Electric Capital Corporation, and GMAC Commercial Finance LLC (as Lenders) with the Company and certain subsidiaries of the Company (as Borrowers) (the "Amended and Restated JP Morgan Chase Loan Agreement") (incorporated by reference to the Company's report on Form 8-K dated October 27, 2005)

10.14 Amendment No. 1, dated as of December 19, 2005, to the Amended and Restated JP Morgan Chase Loan Agreement* (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)

10.15 Lease agreement, dated December 8, 2005, between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) * (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)

10.16 First Amendment, dated as of June 12, 2006, to the Lease Agreement between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) * (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)

10.17 First Amendment, dated as of February 1, 2006, to the Naperville Illinois Facility Lease between the Company and Ambassador Drive LLC (current landlord) * (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)

10.18 Agreement of Purchase and Sale, dated December 9, 2005, between the Company (as Seller) and Hewlett Packard Company (as Buyer) (Suwanee, Georgia facility) * (incorporated by reference to the Company's annual report on Form 10K for the year ended December 31, 2005)

10.19	Amendment No. 1 dated January 17, 2007, to Employment Agreement dated as December 12, 1997 between the Company and Stephen M. Goldschein* (filed herewith).
10.20	Employment Agreement, dated as of January 17, 2007, between the Company and Lawrence P. Reinhold* (filed herewith).
10.21	Form of 2006 Stock Incentive Plan for Non-Employee Directors* (filed herewith).
10.22	Form of 2005 Employee Stock Purchase Plan* (filed herewith).
14	Corporate Ethics Policy for Officers, Directors and Employees (revised as of March 30, 2005) (incorporated by reference to the Company's report on Form 8-K dated March 30, 2005)
21	Subsidiaries of the Registrant (filed herewith)
23	Consent of experts and counsel: Consent of Independent Registered Public Accountants (filed herewith)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Charter of the Audit Committee of the Company's Board of Directors, as revised August 29, 2006 (incorporated by reference to the Company's report on Form 8-K dated August 29, 2006)
99.2	Charter of the Compensation Committee of the Company's Board of Directors, as revised August 29, 2006 (incorporated by reference to the Company's report on Form 8-K dated August 29, 2006)
99.3	Charter of the Nominating/Corporate Governance Committee of the Company's Board of Directors, as revised August 29, 2006 (incorporated by reference to the Company's report on Form 8-K dated August 29, 2006)

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMAX INC.

By: /s/ RICHARD LEEDS

Richard Leeds
Chairman and Chief Executive Officer

Date: March 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD LEEDS Richard Leeds	Chairman and Chief Executive Officer (Principal Executive Officer)	March 30, 2007
/s/ BRUCE LEEDS Bruce Leeds	Vice Chairman	March 30, 2007
/s/ ROBERT LEEDS Robert Leeds	Vice Chairman	March 30, 2007
/s/ LAWRENCE P. REINHOLD Lawrence P. Reinhold	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 30, 2007
/s/ THOMAS AXMACHER Thomas Axmacher	Vice President and Controller (Principal Accounting Officer)	March 30, 2007
/s/ GILBERT FIORENTINO Gilbert Fiorentino	Director	March 30, 2007
/s/ ROBERT D. ROSENTHAL Robert D. Rosenthal	Director	March 30, 2007
/s/ STACY DICK Stacy Dick	Director	March 30, 2007
/s/ ANN R. LEVEN Ann R. Leven	Director	March 30, 2007

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors of Systemax Inc.:

We have audited the accompanying consolidated balance sheets of Systemax Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the two years in the period ended December 31, 2006. Our audit also included the 2006 and 2005 financial statement schedules listed in the accompanying index in Item 15. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Systemax Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related 2006 and 2005 financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," effective January 1, 2006.

ERNST & YOUNG LLP

New York, New York

March 27, 2007

REPORT OF DELOITTE & TOUCHE, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Systemax Inc.:

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of Systemax Inc. and subsidiaries (the "Company") for the year ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15 for the year ended December 31, 2004. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of Systemax Inc. and subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for the year ended December 31, 2004, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements had been restated.

DELOITTE & TOUCHE LLP
New York, New York

April 13, 2005
(November 17, 2005 as to the effects of the restatement discussed in Note 2)

SYSTEMAX INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(IN THOUSANDS, except for share data)

	2006	2005
ASSETS:		
Current assets:		
Cash and cash equivalents	$86,964	$63,291
Accounts receivable, net of allowances of $11,370 (2006) and $12,508 (2005)	164,615	150,635
Inventories, net	233,136	192,102
Prepaid expenses and other current assets	26,919	15,877
Deferred income tax assets, net	7,727	9,227
Total current assets	519,361	431,132
Property, plant and equipment, net	48,586	57,259
Deferred income tax assets, net	14,041	14,100
Other assets	2,173	2,053
Total assets	$584,161	$504,544
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Short-term borrowings, including current portions of long-term debt	$12,788	$26,773
Accounts payable	201,486	171,667
Accrued expenses and other current liabilities	75,688	62,888
Total current liabilities	289,962	261,328
Long-term debt	483	8,028
Other liabilities	4,226	2,346
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 25 million shares, issued none		
Common stock, par value $.01 per share, authorized 150 million shares, issued 38,331,990 shares; outstanding 35,341,377 (2006) issued 38,231,990 shares; outstanding 34,761,174 (2005) shares	383	382
Additional paid-in capital	172,983	177,574
Accumulated other comprehensive income, net of tax	7,181	893
Retained earnings	144,074	98,927
Common stock in treasury at cost – 2,990,613 (2006) and 3,470,816 (2005) shares	(35,131)	(40,772)
Unearned restricted stock compensation	———	(4,162)
Total shareholders' equity	289,490	232,842
Total liabilities and shareholders' equity	$584,161	$504,544

See notes to consolidated financial statements.

SYSTEMAX INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(IN THOUSANDS, except per common share amounts)

	2006	2005	2004*
Net sales	$2,345,165	$2,115,518	$1,928,147
Cost of sales	2,002,246	1,808,231	1,641,681
Gross profit	342,919	307,287	286,466
Selling, general and administrative expenses	281,015	268,327	260,111
Restructuring and other charges	-	4,151	7,356
Income from operations	61,904	34,809	18,999
Interest and other income, net	(9,475)	(735)	(630)
Interest expense	1,684	2,670	3,073
Income before income taxes	69,695	32,874	16,556
Provision for income taxes	24,548	21,433	6,368
Net income	$45,147	$11,441	$10,188
Net income per common share, basic:	$1.29	$.33	$.30
Net income per common share, diluted:	$1.22	$.31	$.29
Weighted average common and common equivalent shares:			
Basic	34,960	34,646	34,373
Diluted	36,881	36,488	35,489

* As previously restated – see Note 2.

See notes to consolidated financial statements.

SYSTEMAX INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (IN THOUSANDS)

	Common Number of Shares Out-Standing	Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock, At Cost	Unearned Restricted Stock Compensation	Comprehensive Income (Loss)
Balances, January 1, 2004*	34,288	$382	$175,343	$77,298	$1,933	$(46,330)	$-	$-
Change in cumulative translation adjustment					1,987			1,987
Exercise of stock options	145		(631)			1,700		
Tax benefit of employee stock plans			188					
Grant of restricted stock units			5,740				(5,740)	
Amortization of unearned restricted stock compensation							574	
Net income*				10,188				10,188
Total comprehensive income*								12,175
Balances, December 31, 2004*	34,433	382	180,640	87,486	3,920	(44,630)	(5,166)	
Change in cumulative translation adjustment					(3,027)			(3,027)
Exercise of stock options	328		(3,078)			3,858		
Tax benefit of employee stock plans			12					
Amortization of unearned restricted stock compensation							1,004	
Net income				11,441				11,441
Total comprehensive income								$8,414
Balances, December 31, 2005	34,761	382	177,574	98,927	893	(40,772)	(4,162)	
Reversal of unamortized unearned restricted stock compensation – Note 2			(4,162)				4,162	
Stock-based compensation expense			2,330					
Issuance of restricted stock	100	1						
Exercise of stock options	480		(4,039)			5,641		
Income tax benefit on stock-based compensation			1,280					
Change in cumulative translation adjustment					6,288			6,288
Net income				45,147				45,147
Total comprehensive income								$51,435
Balances, December 31, 2006	35,341	$383	$172,983	$144,074	$7,181	($35,131)	$-	

* As previously restated – see Note 2.

See notes to consolidated financial statements.

SYSTEMAX INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDEDDECEMBER 31, 2006, 2005 AND 2004 (IN THOUSANDS)

	2006	2005	2004*
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net income	$45,147	$11,441	$10,188
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, net	8,185	9,994	11,314
(Gain) loss on dispositions and abandonment	(7,721)	1,279	1,444
Provision (benefit) for deferred income taxes	2,254	6,228	(2,377)
Provision for returns and doubtful accounts	1,503	7,620	5,079
Compensation expense related to equity compensation plans	2,330	1,004	1,374
Tax benefit of employee stock plans	-	12	188
Changes in operating assets and liabilities:			
Accounts receivable	(3,917)	(31,722)	(1,982)
Inventories	(36,216)	(3,457)	(40,872)
Prepaid expenses and other current assets	(10,060)	3,989	5,300
Income taxes payable/receivable	(4,234)	527	6,335
Accounts payable, accrued expenses and other current liabilities	37,055	20,430	16,767
Net cash provided by operating activities	34,326	27,345	12,758
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Investments in property, plant and equipment	(6,701)	(5,896)	(8,583)
Proceeds from disposals of property, plant and equipment	18,938	103	247
Net cash provided by (used in) investing activities	12,237	(5,793)	(8,336)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
(Repayments) proceeds of borrowings from banks	(16,473)	13,889	(5,254)
Repayments of long-term debt and capital lease obligations	(8,305)	(9,978)	(1,768)
Proceeds from issuance of common stock	1,602	780	269
Excess tax benefit from exercises of stock options	1,030	-	-
Net cash provided by (used in) financing activities	(22,146)	4,691	(6,753)
EFFECTS OF EXCHANGE RATES ON CASH	(744)	791	(114)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	23,673	27,034	(2,445)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	63,291	36,257	38,702
CASH AND CASH EQUIVALENTS – END OF YEAR	$86,964	$63,291	$36,257
Supplemental disclosures:			
Interest paid	$1,861	$2,498	$3,385
Income taxes paid	$26,465	$15,522	$4,676
Supplemental disclosures of non-cash investing and financing activities:			
Acquisitions of equipment through capital leases	$776	-	-
Deferred stock-based compensation related to restricted unit stock granted	-	-	$5,740

* As previously restated – see Note 2.

See notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Systemax Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Systemax"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year balance sheet amounts have been reclassified to conform to current year presentation.

Use of Estimates In Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year - The Company's fiscal year ends on December 31. The Company's North American computer business follows a fiscal year that ends on the last Saturday of the calendar year. Normally each fiscal year consists of 52 weeks, but every five or six years, their fiscal year consists of 53 weeks, which was the case in 2005. The sales recorded in the additional week of 2005 represented less than one percent of the year's sales. Fiscal years 2006 and 2004 consisted of 52 weeks for this business.

Foreign Currency Translation - The financial statements of the Company's foreign entities are translated into U.S. dollars, the reporting currency, using year-end exchange rates for assets and liabilities, average exchange rates for the statement of operations items and historical rates for equity accounts. The translation differences are recorded as a separate component of shareholders' equity.

Cash and Cash Equivalents - The Company considers amounts held in money market accounts and other short-term investments, including overnight bank deposits, with an original maturity date of three months or less to be cash equivalents.

Inventories - Inventories consist primarily of finished goods and are stated at the lower of cost or market value. Cost is determined by using the first-in, first-out method. Allowances are maintained for obsolete, slow-moving and non-saleable inventory.

Property, Plant and Equipment – Property, plant and equipment is stated at cost. Depreciation of furniture, fixtures and equipment, including equipment under capital leases, is on the straight-line or accelerated method over their estimated useful lives ranging from three to ten years. Depreciation of buildings is on the straight-line method over estimated useful lives of 30 to 50 years. Leasehold improvements are amortized over the lesser of the useful lives or the term of the respective leases.

Capitalized Software Costs – The Company capitalizes purchased software ready for service and capitalizes software development costs incurred on significant projects from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include materials and service costs and payroll and payroll-related costs. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Evaluation of Long-lived Assets – Long-lived assets are evaluated for recoverability in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets," whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

Accruals- Management makes estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates are based upon various factors such as the number of units sold, historical and anticipated results and data received from third party vendors. Actual results could differ from these estimates. Our most significant estimates include those related to the costs of vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs.

Product Warranties – Provisions for estimated future expenses relating to product warranties for the Company's assembled PCs are recorded as cost of sales when revenue is recognized. Liability estimates are determined based on management judgment considering such factors as the number of units sold, historical and anticipated rates of warranty claims and the likely current cost of corrective action. The changes in accrue product warranties were as follows:

	Years ended December 31,		
	2006	2005	2004
Balance, beginning of year	$1,316	$2,011	$2,642
Charged to expense	1,556	21	168
Deductions	(1,811)	(716)	(799)
Balance, end of year	$1,061	$1,316	$2,011

Income Taxes - Deferred tax assets and liabilities are recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or all of the deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made.

Revenue Recognition and Accounts Receivable – The Company recognizes sales of products, including shipping revenue, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is received by the customers when title and risk of loss have transferred. Allowances for estimated subsequent customer returns, rebates and sales incentives are provided when revenues are recorded. Costs incurred for the shipping and handling of its products are recorded as cost of sales. Revenue from extended warranty and support contracts on the Company's assembled PCs is deferred and recognized over the contract period.

Accounts receivable are shown in the consolidated balance sheets net of allowances for doubtful collections and subsequent customer returns.

Advertising Costs - Advertising costs, consisting primarily of catalog preparation, printing and postage expenditures, are amortized over the period of catalog distribution during which the benefits are expected, generally one to six months. Expenditures relating to television and local radio advertising are expensed in the period the advertising takes place.

Net advertising expenses of $21.4 million in 2006, $39.4 million in 2005 and $43.8 million in 2004 are included in the accompanying Consolidated Statements of Operations. The Company utilizes advertising programs to support vendors, including catalogs, internet and magazine advertising, and receives payments and credits from vendors, including consideration pursuant to volume incentive programs and cooperative marketing programs. The Company accounts for consideration from vendors as a reduction of cost of sales unless certain conditions are met showing that the funds are used for specific, incremental, identifiable costs, in which case the consideration is accounted for as a reduction in the related expense category, such as advertising expense. The amount of vendor consideration recorded as a reduction of selling, general and administrative expenses totaled $39.6 million for the year ended December 31, 2006, $39.1 million for the year ended December 31, 2005 and $34.1 million for the year ended December 31, 2004.

Prepaid expenses at December 31, 2006 and 2005 include deferred advertising costs of $3.5 million and $5.0 million, respectively, which are reflected as an expense during the periods benefited, typically the subsequent fiscal quarter.

Software Development Costs – Software development costs are expensed as incurred unless they meet GAAP criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria. No costs were deferred during 2006, 2005 or 2004 because either no projects met the criteria for deferral or, if met, the period between achieving technological feasibility and the general availability of the product was short, rendering the associated costs immaterial.

Derivative Financial Instruments – In accordance with the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, all of the Company's derivative financial instruments are recognized as either assets or liabilities in the consolidated balance sheets based on their fair values. Changes in the fair values are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings. The Company had no derivative instruments as of December 31, 2006 and 2005.

The Company does not use derivative instruments for speculative or trading purposes. Derivative instruments may be used to manage exposures related to changes in foreign currency exchange rates and interest rate risk on variable rate indebtedness.

Net Income Per Common Share – Net income per common share-basic is calculated based upon the weighted average number of common shares outstanding during the respective periods presented. Net income per common share-diluted is calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive securities outstanding during the respective periods, where the effect is anti-dilutive. The dilutive effect of outstanding options issued by the Company is reflected in net income per share - diluted using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. Equivalent common shares of 989,000 in 2006, 842,000 in 2005 and 1,116,000 in 2004 were included for the diluted calculation. The weighted average number of stock options outstanding excluded from the computation of diluted earnings per share was 36,000 in 2006, 503,000 in 2005 and 587,000 in 2004 due to their antidilutive effect.

Comprehensive Income - Comprehensive income consists of net income and foreign currency translation adjustments and is included in the Consolidated Statements of Shareholders' Equity. Comprehensive income was $51,435,000 in 2006, $8,414,000 in 2005 and $12,175,000 in 2004.

Adoption of New Accounting Standard - Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for the vested portion of share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life as permitted in SEC Staff Accounting Bulletin 107 for options qualifying for such treatment ("plain-vanilla" options) due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve.

In periods prior to 2006, the Company followed the accounting provisions of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" for stock-based compensation and provided the pro forma disclosures required under SFAS 148, "Accounting for Stock-based Compensation – Transition and Disclosure." No stock-based employee compensation was reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market value of the underlying stock on the date of grant (See Note 8).

Recent Accounting Pronouncements

In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The consensus requires disclosure of either the gross or net presentation, and any such taxes reported on a gross basis should be disclosed in the interim and annual financial statements. This Issue is effective for financial reporting periods beginning after December 15, 2006. The Company does not expect to change its presentation of such taxes, as its sales are currently recorded net of tax.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the potential impact, if any, of this pronouncement.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. This pronouncement had no impact on the Company's consolidated financial statements for the year ended December 31. 2006.

2. RESTATEMENT OF PREVIOUSLY FILED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's consolidated financial statements in its Form 10-K for the year ended December 31, 2004, the Company discovered errors related to accounting for inventory at its Tiger Direct, Inc. subsidiary. These errors had the effect of misstating the value of inventory and certain vendor-related liabilities as of December 31, 2004 and overstating net income for the year ended December 31, 2004. Such errors did not have any impact on the consolidated financial statements for any previous years. For the year ended December 31, 2004, an error was also corrected in the presentation of the Consolidated Statement of Cash Flows related to activity in the allowances for doubtful accounts and subsequent customer returns. The restatement affected cash flows provided by operations but did not affect previously reported net cash flows for the restated period or future periods.

The restated results also include changes resulting from a correction in the application of the Company's revenue recognition policy. The Company determined during its internal review of 2004 results that a change in its revenue recognition policy for sales of product was required in order to comply with Staff Accounting Bulletin No. 104 "Revenue Recognition" (SAB 104), as interpreted by the SEC Staff. Based on the Company's practices with respect to its terms of shipment, revenue that had been recognized at time of shipment based upon FOB shipping point terms should have been recognized at time of receipt by customers, when title and risk of loss both transferred. The effect of this change resulted in a restatement of the results of operations for the years ended December 31, 2004. As a result, the accompanying financial statements for the year ended December 31, 2004 have been restated from the amounts previously reported to properly reflect these items. These restated financial statements were filed with the SEC in November 2005. A summary of the significant effects of the restatement is as follows (in thousands, except per share data):

Years ended December 31:	2004	
	As previously reported	As restated
Net sales	$1,927,835	$1,928,147
Cost of sales	1,637,452	1,641,681
Gross profit	290,383	286,466
Income from operations	22,916	18,999
Income before income taxes	20,473	16,556
Provision for income taxes	7,923	6,368
Net income	12,550	10,188
Net income per common share, basic:	$.37	$.30
Net income per common share, diluted:	$.35	$.29

The Company also previously restated its segment disclosures for the year ended December 31, 2004– see Note 12.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consists of the following (in thousands):

	2006	2005
Land and buildings	$33,525	$42,585
Furniture and fixtures, office, computer and other equipment and software	77,478	71,719
Leasehold improvements	12,762	11,328
	123,765	125,632
Less accumulated depreciation and amortization	75,179	68,373
Property, plant and equipment, net	$48,586	$57,259

Included in property, plant and equipment are assets under capital leases, as follows (in thousands):

	2006	2005
Furniture and fixtures, office, computer and other equipment	$2,358	$1,582
Less: Accumulated amortization	1,270	754
	$1,088	$ 828

4. RELATED PARTY TRANSACTIONS

The Company leased its headquarters office/warehouse facility from affiliates during the years ended December 31, 2006, December 31, 2005 and December 31, 2004 (see Note 11). Rent expense under the lease aggregated $612,000 in each of those years. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space.

5. CREDIT FACILITIES

In October 2005, the Company amended and restated its $70,000,000 revolving credit agreement with a group of financial institutions to increase the amount available to $120,000,000 (which may be increased by up to $30 million, subject to certain conditions) and to provide for borrowings by the Company's United States and United Kingdom subsidiaries. The borrowings are secured by all of the domestic and United Kingdom accounts receivable, the domestic inventories of the Company, the Company's United Kingdom headquarters building and the Company's shares of stock in its domestic and United Kingdom subsidiaries. The credit facility expires and outstanding borrowings thereunder are due on October 26, 2010. The borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and up to 40% of qualified inventories. The interest on outstanding advances is payable monthly, at the Company's option, at the agent bank's base rate (at December 31, 2006) plus 0.25% or the bank's daily LIBOR rate (at December 31, 2006) plus 1.25% to 2.25%. The undrawn availability under the facility may not be less than $15 million until the last day of any month in which the availability net of outstanding borrowings is at least $70 million. The facility also calls for a commitment fee payable quarterly in arrears of 0.375% of the average daily unused portions of the facility. The revolving credit agreement requires that a minimum level of availability be maintained. If such availability is not maintained, the Company will be required to maintain a fixed charge coverage ratio (as defined). The agreement contains certain other covenants, including restrictions on capital expenditures and payments of dividends. We were in compliance with all of the covenants as of December 31, 2006, except for the required timely submission of certain financial statements, for which we have obtained a waiver. The Company was not in compliance with the financial reporting requirement regarding timely submission of the Company's forecasted financial statements under the agreement for periods subsequent to December 31, 2006 for which the lenders have approved a waiver. As of December 31, 2006, eligible collateral under the agreement was $104.1 million and total availability was $83.8 million. There were outstanding advances of $9.3 million (all in the United Kingdom) and outstanding letters of credit of $11 million.

In connection with the amendment to its revolving credit agreement, the Company terminated its £15,000,000 multi-currency credit facility with a United Kingdom financial institution in October 2005. The facility was available to the Company's United Kingdom subsidiaries and at December 31, 2004 there were £5.3 million ($10.0 million at the December 31, 2004 exchange rate) of borrowings outstanding under this line with interest payable at a rate of 5.87%.

The Company's Netherlands subsidiary maintains a €5 million ($6.6 million at the December 31, 2006 exchange rate) credit facility with a local financial institution. Borrowings under the facility are secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. At December 31, 2006 there were €2.2 million ($3.0 million) of borrowings outstanding under the line with interest payable at a rate of 5%. At December 31, 2005 there were €3.8 million ($4.4 million) of borrowings outstanding under this line with interest payable at a rate of 5.0%. At December 31, 2004 there were €3.5 million ($4.8 million at the December 31, 2004 exchange rate) of borrowings outstanding under this line with interest payable at a rate of 5.0%. The facility expires in August 2007.

The weighted average interest rate on short-term borrowings was 7.8% in 2006, 6.4% in 2005, and 6.0% in 2004.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	2006	2005
Payroll and employee benefits	$17,151	$13,262
Income taxes payable	2,327	6,819
Other	56,210	42,807
	$75,688	$62,888

7. LONG-TERM DEBT

Long-term debt consists of (in thousands):

	2006	2005
Mortgage note payable (a)	--	$ 7,803
Term loan payable (b)	--	--
Capitalized equipment lease obligations	1,031	799
	1,031	8,602
Less: current portion	548	574
	$483	$ 8,028

(a) Mortgage note payable. The Company had a ten year, $8.4 million mortgage loan on its Georgia distribution facility. The mortgage had monthly principal and interest payments of $62,000 through May 2012, with a final additional principal payment of $6.4 million at maturity in May 2012. The mortgage bore interest at 7.04% and was collateralized by the underlying land and building. In March 2006, the Company sold its Georgia distribution facility and repaid the remaining balance on the mortgage (see Note 14).

The aggregate maturities of long-term debt outstanding at December 31, 2006 are as follows (in thousands):

	2007	2008	2009	2010	2011
Maturities	$548	$385	$78	$10	$10

8. STOCK-BASED COMPENSATION PLANS

The Company currently has four equity compensation plans which reserve shares of common stock for issuance to key employees, directors, consultants and advisors to the Company. The following is a description of these plans:

The 1995 Long-term Stock Incentive Plan - This plan, adopted in 1995, allowed the Company to issue qualified, non-qualified and deferred compensation stock options, stock appreciation rights, restricted stock and restricted unit grants, performance unit grants and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options issued under this plan expire ten years after the options are granted. The ability to grant new awards under this plan ended on December 31, 2005 but awards granted prior to such date continue until their expiration. A total of 1,102,955 options were outstanding under this plan as of December 31, 2006.

The 1995 Stock Option Plan for Non-Employee Directors - This plan, adopted in 1995, provides for automatic awards of non-qualified options to directors of the Company who are not employees of the Company or its affiliates. All options granted under this plan will have a ten year term from grant date and are immediately exercisable. A maximum of 100,000 shares may be granted for awards under this plan. The ability to grant new awards under this plan ended on October 12, 2006 but awards granted prior to such date continue until their expiration. A total of 39,000 options were outstanding under this plan as of December 31, 2006.

The 1999 Long-term Stock Incentive Plan, as amended ("1999 Plan") - This plan was adopted on October 25, 1999 with substantially the same terms and provisions as the 1995 Long-term Stock Incentive Plan. A maximum of 5.0 million shares may be granted under this plan. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year and 3,000,000 in total. No award shall be granted under this plan after December 31, 2009. Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. A total of 1,472,121 options and 900,000 restricted stock units were outstanding under this plan as of December 31, 2006.

The 2006 Stock Incentive Plan For Non-Employee Directors – This plan, adopted by the Company's stockholders on October 11, 2006, replaces the 1995 Stock Option Plan for Non-Employee Directors. The Company adopted the plan so that it could offer directors of the Company who are not employees of the Company or of any entity in which the Company has more than a 50% equity interest ("independent directors") an opportunity to participate in the ownership of the Company by receiving options to purchase shares of common stock at a price equal to the fair market value at the date of grant of the option and restricted stock awards. Awards for a maximum of 200,000 shares may be granted under this plan. A total of 15,000 options were outstanding under this plan as of December 31, 2006.

Shares issued under our share-based compensation plans are usually issued from shares of our common stock held in the treasury.

Adoption of SFAS 123(R)

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for the vested portion of share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life as permitted in SEC Staff Accounting Bulletin 107 for options qualifying for such treatment ("plain-vanilla" options) due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve.

The Company receives an income tax deduction for stock options exercised by employees in the United States equal to the excess of the market value of our common stock on the date of exercise over the option price. Prior to the adoption of SFAS 123(R), the income tax benefit from the exercise of stock options was presented as a component of cash flow from operating activities. SFAS 123(R) requires the excess tax benefits (tax benefits resulting from tax deductions in excess of compensation cost recognized) to be classified as a cash flow provided by financing activities.

Compensation cost related to non-qualified stock options recognized in operating results (selling, general and administrative expense) was $1,756,000 for the year ended December 31, 2006. The related future income tax benefits recognized were $599,000 for the year ended December 31, 2006.

Stock options

The following table presents the weighted-average fair value and the weighted-average assumptions used to estimate the fair value of options granted in 2006:

	2006
Fair value	$5.64
Expected annual dividend yield	0%
Risk-free interest rate	4.76%
Expected volatility	78.2%
Expected life in years	6.0

The following table summarizes information for the three years ended December 31, 2006 concerning outstanding and exercisable options:

	2006		2005		2004	
	Shares	Weighted-Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,657,419	$ 3.93	3,241,251	$3.96	2,821,302	$ 3.70
Granted	479,334	$ 8.01	75,000	$ 6.25	780,267	$ 5.38
Exercised	(480,203)	$ 3.33	(328,374)	$ 2.37	(144,168)	$ 2.28
Cancelled	(27,474)	$ 12.84	(330,458)	$ 6.35	(216,150)	$ 6.82
Outstanding at end of year	2,629,076	$ 4.69	2,657,419	$ 3.93	3,241,251	$ 3.96
Options exercisable at year end	1,891,426		1,891,155		1,756,517	
Weighted average fair value per option granted during the year	$4.24		$4.21		$1.61	

We received cash from option exercises for the years ended December 31, 2006, 2005 and 2004 of $1,602,000, $779,000 and $56,000, respectively. The federal tax benefits realized for the deductions from option exercises totaled approximately $1,225,000, $238,000 and $181,000, respectively, for the years ended December 31, 2006, 2005 and 2004.

The following table summarizes information about options outstanding at December 31, 2006:

Range of Exercise Prices	Number Outstanding At 12/31/06	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
$ 1.76 to $ 5.00	1,176,935	$2.10	5.56	18,063
$ 5.01 to $ 15.00	1,400,316	$6.45	7.26	15,441
$ 15.01 to $ 18.41	51,825	$15.72	7.81	60
$ 1.76 to $ 18.41	2,629,076	$4.69	6.51	$33,564

The following table summarizes information about options vested and exercisable at December 31, 2006:

Range of Exercise Prices	Number Exercisable At 12/31/06	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
$ 1.76 to $ 5.00	1,016,935	$2.15	5.47	15,557
$ 5.01 to $ 15.00	847,666	$6.36	6.37	9,435
$ 15.01 to $ 18.41	26,825	$16.36	5.97	
$ 1.76 to $ 18.41	1,891,426	$4.24	5.88	$24,992

The following table summarizes information about options vested and exercisable or nonvested that are expected to vest (nonvested outstanding less expected forfeitures) at December 31, 2006:

Range of Exercise Prices	Number Exercisable At 12/31/06	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
$ 1.76 to $ 5.00	1,176,935	$2.10	5.56	$18,063
$ 5.01 to $ 15.00	1,383,616	$6.45	7.26	15,238
$ 15.01 to $ 18.41	51,825	$15.72	7.81	60
$ 1.76 to $ 18.41	2,612,376	$4.69	6.51	$33,361

The aggregate intrinsic value in the tables above represents the total pretax intrinsic value (the difference between the closing stock price on the last day of trading in the year December 31, 2006 and the exercise price) that would have been received by the option holders had all options been exercised on December 31, 2006. This value will change based on the fair market value of the Company's common stock.

The total intrinsic value of options exercised in 2006 was $3,501,000. Total intrinsic value for options exercised in 2005 and 2004 was $679,000 and $516,000, respectively.

The following table reflects the activity for all unvested stock options during the year ended December 31, 2006:

	For Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2006	840,189	$1.84
Granted	479,334	$5.64
Vested	(577,875)	$2.60
Forfeited	(3,998)	$2.25
Unvested at December 31, 2006	737,650	$3.71

At December 31, 2006, there was approximately $1,600,000 of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted average period of 1.6 years. The total fair value of stock options vested during the year ended December 31, 2006 was approximately $1,502,000. The total fair value of options vested during the years ended December 31, 2005 and 2004 was $761,000 and $334,000, respectively.

Restricted Stock and Restricted Stock Units

In October 2004, the Company granted 1,000,000 restricted stock units under the 1999 Plan to a key employee who is also a Company director. A restricted stock unit represents the right to receive a share of the Company's common stock. The restricted stock units have none of the rights as other shares of common stock until common stock is distributed, other than rights to cash dividends. The restricted stock unit award was a non-performance award which vests at the rate of 20% on May 31, 2005 and 10% per year on April 1, 2006 and each year thereafter. The share-based expense for restricted stock awards was determined based on the market price of the Company's stock at the date of the award. Compensation expense related to the restricted stock award was approximately $574,000 for the year ended December 31, 2006, $1,005,000 in 2005 and $574,000 in 2004.

Under the provisions of SFAS 123(R), the balance sheet recognition of unearned compensation is no longer allowed. As of January 1, 2006, the balance of Unearned Restricted Stock Compensation was reversed into Additional Paid-in Capital on the Company's balance sheet. As of December 31, 2006, there was unrecognized stock-based compensation of $3.6 million related to the restricted stock award, which is expected to be recognized over a weighted-average period of 6.0 years.

The impact of SFAS 123 (R) with respect to stock options for the year ended December 31, 2006 was as follows (in thousands except per share amounts):

	2006
Stock based compensation expense	$ 1,756
Tax effect on share based compensation	(599)
Net effect on net income	$ 1,157
Tax effect on cash flows from financing activities	$ 1,030
Effect on net income per common share, basic	$.03
Effect on net income per common share, diluted	$.03

Prior to the Adoption of SFAS 123(R)

Prior to 2006, the Company elected to follow the accounting provisions of APB Opinion 25 for stock-based compensation and to provide the pro forma disclosures required under SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Accordingly, the Company did not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the market value of the underlying stock on the date of grant for periods prior to January 1, 2006. The following table illustrates the effect on net income per share had compensation costs of the plans been determined under a fair value alternative method as stated in SFAS 123, "Accounting for Stock-Based Compensation" (in thousands, except per share data):

	2005	2004
Net income - as reported	$11,441	$10,188
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	647	886
Deduct: Stock-based employee compensation expense determined under fair value based method, net of related tax effects	915	1,295
Pro forma net income	$11,173	$9,779
Basic net income per common share:		
Net income – as reported	$.33	$.30
Net income – pro forma	$.32	$.28
Diluted net income per common share:		
Net income – as reported	$.31	$.29
Net income – pro forma	$.31	$.28

The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004
Expected dividend yield	0%	0%
Risk-free interest rate	4.5%	5.5%
Expected volatility	79.0%	46.0%
Expected life in years	5.20	2.36

The weighted average remaining contractual life of the stock options outstanding was 6.7 years at December 31, 2005 and 7.4 years at December 31, 2004.

9. RESTRUCTURING AND OTHER CHARGES

The Company periodically assesses its operations to ensure that they are efficient, aligned with market conditions and responsive to customer needs. During the years ended December 31, 2005, and 2004, management approved and implemented restructuring actions which included workforce reductions and facility consolidations. The following table summarizes the amounts recognized by the Company as restructuring and other charges for the periods presented (in thousands):

Years ended December 31,	2005	2004
2004 United States streamlining plan	$-	$3,743
2003 United States warehouse consolidation plan	122	642
2002 United Kingdom consolidation plan	(93)	467
Litigation settlements (recoveries)	300	
Other severance and exit costs	3,822	2,504
Total restructuring and other charges	$4,151	$7,356

2004 United States Streamlining Plan
In the first quarter of 2004, the Company implemented a plan to streamline the back office and warehousing operations in its United States computer businesses. The Company recorded $3.8 million of costs related to this plan, including $3.2 million for severance and benefits for approximately 200 terminated employees and $483,000 of non-cash costs for impairment of the carrying value of fixed assets.

2003 United States Warehouse Consolidation Plan
In the fourth quarter of 2003, the Company implemented a plan to consolidate the warehousing facilities in its United States computer supplies business. The Company recorded $122,000 of additional severance costs in 2005 and $642,000 of additional exit costs in 2004 related to this plan.

2002 United Kingdom Consolidation Plan
In 2002 the Company implemented a restructuring plan to consolidate the activities of three United Kingdom locations into a new facility constructed for the Company. During the year ended December 31, 2004, the Company recorded $467,000 of additional exit costs related to this plan.

Litigation Settlements
In May 2006, the Company entered into a stipulation of settlement with all of the plaintiffs who had filed derivative complaints in 2005 alleging misconduct in connection with the Company's restatement of its 2004 financial results (see Note 11).

Other Severance and Exit Costs
The Company recorded restructuring costs of $3.8 million during 2005 and $2.5 million during 2004 in Europe in connection with workforce reductions and facility exit costs. In 2005, these costs were comprised of employee severance costs. In 2004, these costs were comprised of $1.8 million of employee severance costs and $0.7 million of other exit costs, primarily asset write-downs.

The following table summarizes the components of the accrued restructuring charges and the movements within these components during the years ended December 31, 2006 and 2005 (in thousands). The balance of the restructuring reserves is included in the Consolidated Balance Sheets within accrued expenses and other current liabilities.

	Severance and Personnel Costs	Other Exit Costs	Total
Balance as of January 1, 2005	$633	$1,396	$2,029
Charged to expense in 2005	3,945	(93)	3,852
Amounts utilized	(4,325)	(1,038)	(5,363)
Balance at December 31, 2005	253	265	518
Amounts utilized	(253)	(176)	(429)
Balance at December 31, 2006	$0	$89	$89

10. INCOME TAXES

The components of income (loss) before income taxes are as follows (in thousands):

Years Ended December 31	2006	2005	2004
United States	$53,587	$38,912	$33,268
Foreign	$16,108	(6,038)	(16,712)
Total	$69,695	$32,874	$16,556

The provision (benefit) for income taxes consists of the following (in thousands):

Years Ended December 31	2006	2005	2004
Current:			
Federal	$15,437	$10,499	$8,622
State	3,179	3,146	565
Foreign	3,678	1,560	(442)
Total current	22,294	15,205	8,745
Deferred:			
Federal	1,235	(265)	725
State	511	(490)	(899)
Foreign	508	6,983	(2,203)
Total deferred	2,254	6,228	(2,377)
TOTAL	$24,548	$21,433	$6,368

Income taxes are accrued and paid by each foreign entity in accordance with applicable local regulations.

A reconciliation of the difference between the income tax expense (benefit) and the computed income tax expense based on the Federal statutory corporate rate is as follows (in thousands):

Years Ended December 31	2006	2005	2004
Income tax at Federal statutory rate	$24,407	$11,506	$5,795
State and local income taxes (benefits) and changes in valuation allowances, net of federal tax benefit	2,577	1,311	(172)
Foreign taxes at rates different from the U.S. rate	1,199	1,703	2,375
Changes in valuation allowances for foreign deferred tax assets	(2,260)	10,194	-
Tax credits	(718)	(197)	(599)
Adjustment for prior year taxes	(760)	(3,205)	(588)
Other items, net	103	121	(443)
	$24,548	$21,433	$6,368

The deferred tax assets (liabilities) are comprised of the following (in thousands):

	2006	2005
Current:		
Deductible assets	$(876)	$(1,197)
Accrued expenses and other liabilities	8,063	9,875
Inventory	1,596	1,201
Other	(318)	(125)
Valuation allowances	(738)	(527)
Total current	7,727	9,227
Non-current:		
Net operating loss and credit carryforwards	15,881	14,543
Foreign currency translation adjustments	-	(511)
Accelerated depreciation	3,520	3,059
Intangible and other assets	8,453	10,031
Other	3,328	1,757
Valuation allowances	(17,141)	(14,779)
Total non-current	14,041	14,100
TOTAL	$21,768	$23,327

The Company has not provided for federal income taxes applicable to the undistributed earnings of its foreign subsidiaries of approximately $21.8 million as of December 31, 2006, since these earnings are indefinitely reinvested. The Company has foreign net operating loss carryforwards which expire from 2006 through 2020 except for carryforwards in the United Kingdom and the Netherlands, which have no expiration. The Company records these benefits as assets to the extent that utilization of such assets is more likely than not; otherwise, a valuation allowance has been recorded. The Company has also provided valuation allowances for certain state deferred tax assets and net operating loss carryforwards where it is not likely they will be realized.

In the fourth quarter of 2005, the Company recorded a valuation allowance of $10.2 million related to carryforward losses and deferred tax assets in the United Kingdom. The Company's United Kingdom subsidiary had recorded losses and has been affected by restructuring activities in recent years. These losses and the loss incurred for the year ended December 31, 2005 represented evidence for management to estimate that a full valuation allowance for the net deferred tax assets was necessary. In the fourth quarter of 2005, the Company also recorded an income tax benefit of $2.7 million as a result of a favorable decision received in connection with a petition submitted in connection with audit assessments made in 2002 and 2004 in a foreign jurisdiction.

As of December 31, 2006, the valuation allowances of $17.9 million included $11.4 million related to net operating loss carryforwards and $3.2 million for other deductible temporary differences in foreign jurisdictions, $3.0 million for state net operating loss carryforwards and $0.3 million for other state deductible temporary differences. During the year ended December 31, 2006, valuation allowances increased $2.6 million as a result of additional losses incurred in certain state jurisdictions and adjustments of prior years allowances in foreign jurisdictions. Valuation allowances decreased $2.3 million in 2006 for carryforward losses utilized for which valuation allowances had been previously provided. As of December 31, 2005, the valuation allowances of $15.3 million included $11.1 million related to net operating loss carryforwards and $2.3 million for other deductible temporary differences in foreign jurisdictions and $1.5 million for state net operating loss carryforwards and $0.4 million for other state deductible temporary differences. During the year ended December 31, 2005, valuation allowances increased $5.6 million as a result of additional losses incurred in foreign and state jurisdictions, net of reductions resulting from changes in deferred tax assets due to changes in tax laws. Valuation allowances decreased $1,301,000 in 2005 for carryforward losses utilized for which valuation allowances had been previously provided.

The Company is routinely audited by federal, state and foreign tax authorities with respect to its income taxes. The Company regularly reviews and evaluates the likelihood of audit assessments and believes it has adequately accrued for exposures for tax liabilities resulting from future tax audits. To the extent the Company would be required to pay amounts in excess of reserves or prevail on matters for which accruals have been established, the Company's effective tax rate in a given period may be materially impacted. The Company's federal income tax returns for fiscal years 2000 through 2004 are currently being audited by the Internal Revenue Service. Although proposed adjustments have not been received for these years and the outcome of in-progress tax audits is always uncertain, management believes the ultimate outcome of the audit will not have a material adverse impact on the Company's consolidated financial statements.

11. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Leases - The Company is obligated under operating lease agreements for the rental of certain office and warehouse facilities and equipment which expire at various dates through September 2026. The Company currently leases one facility in New York from an entity owned by the Company's three principal shareholders and senior executive officers (see Note 4). The Company also acquires certain computer and communications equipment pursuant to capital lease obligations.

At December 31, 2006, the future minimum annual lease payments for capital leases and related and third-party operating leases were as follows (in thousands):

	Capital Leases	Third Party Operating Leases	Related Party Operating Lease	Total
2007	$573	$11,083	$612	$12,268
2008	402	10,369		10,771
2009	81	9,871		9,952
2010	11	7,662		7,673
2011	10	6,473		6,483
2012-2016		24,635		24,635
2017-2021		18,808		18,808
Thereafter	—	8,807	—	8,807
Total minimum lease payments	1,077	97,708	612	99,397
Less: sublease rental income	—	2,605	—	2,605
Lease obligation net of subleases	1,077	$95,103	$612	$96,792
Less amount representing interest	46			
Present value of minimum capital lease payments (including current portion of $548)	$1,031			

Annual rent expense aggregated approximately $13,198,000, including $612,000 to related parties, for 2006, $10,272,000, including $612,000 to related parties, for 2005 and $7,887,000, including $612,000 to related parties, for 2004. Rent expense for 2006 is net of sublease income of $937,000.

Litigation – Beginning on May 24, 2005, three shareholder derivative lawsuits were filed, one in the United States District Court for the Eastern District of New York and two in the Supreme Court of New York, County of Nassau, against various officers and directors of the Company and naming the Company as a nominal defendant in connection with the Company's restatements of its fiscal year 2003 and 2004 financial statements. The defendants and the Company denied all of the allegations of wrongdoing contained in the complaints. On May 16, 2006, the parties entered into a stipulation of settlement of this case. By order dated July 6, 2006 the United States District Court for the Eastern District of New York approved the settlement and dismissed the federal complaint with prejudice. Pursuant to the settlement the defendants are released from liability and the Company adopted certain corporate governance principles including the appointment of a lead independent director to, among other things, assist the Board of Directors in assuring compliance with and implementation of the Company's corporate governance policies and paid $300,000 of the legal fees of the plaintiffs. The State court actions were dismissed.

The Company has also been named as a defendant in other lawsuits in the normal course of its business, including those involving commercial, tax, employment and intellectual property related claims. Based on discussions with legal counsel, management believes the ultimate resolution of these lawsuits will not have a material effect on the Company's consolidated financial statements.

Contingency - The Company is required to collect sales tax on certain of its sales. In accordance with current laws, approximately 17.9% of the Company's 2006 domestic sales, 17% of the Company's 2005 domestic sales and 17% of the 2004 domestic sales were subject to sales tax. Changes in law could require the Company to collect sales tax in additional states and subject the Company to liabilities related to past sales.

Employee Benefit Plans - The Company's U.S. subsidiaries participate in a defined contribution 401(k) plan covering substantially all U.S. employees. Employees may invest a percentage of their eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. The Company provides a matching contribution to the plan, determined as a percentage of the employees' contributions. Aggregate expense to the Company for contributions to such plans was approximately $514,000 in 2006, $455,000 in 2005 and $436,000 in 2004.

Foreign Exchange Risk Management - The Company has no involvement with derivative financial instruments and does not use them for trading purposes. The Company may enter into foreign currency options or forward exchange contracts to hedge certain foreign currency transactions. The intent of this practice would be to minimize the impact of foreign exchange rate movements on the Company's operating results. As of December 31, 2006, the Company had no outstanding forward exchange contracts.

Fair Value of Financial Instruments - Financial instruments consist primarily of investments in cash and cash equivalents, trade accounts receivable, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At December 31, 2006, 2005 and 2004, the carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and payable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The carrying amounts of the notes payable to banks and the term loan payable are considered to be representative of their respective fair values as their interest rates are based on market rates. The estimated fair value of the Company's mortgage loan payable was $8.8 million at December 31, 2005.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. The Company's excess cash balances are invested with high credit quality issuers. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and their geographic dispersion comprising the Company's customer base. The Company also performs on-going credit evaluations and maintains allowances for potential losses as warranted.

12. SEGMENT AND RELATED INFORMATION

The Company operates in one primary business as a reseller of business products to commercial and consumer users. The Company operates and is internally managed in three operating segments, Technology Products, Industrial Products and Hosted Software. The Company's chief operating decision-maker is the Company's Chief Executive Officer. The Company evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, restructuring and other charges and income taxes. Corporate costs not identified with the disclosed segments and restructuring and other charges are grouped as "Corporate and other expenses." The chief operating decision-maker reviews assets and makes significant capital expenditure decisions for the Company on a consolidated basis only. The accounting policies of the segments are the same as those of the Company described in Note 1.

Financial information relating to the Company's operations by reportable segment was as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004*
Net Sales:			
Technology Products	$2,148,104	$1,940,902	$1,776,444
Industrial products	196,860	174,616	151,630
Hosted Software	201	-	73
Consolidated	$2,345,165	$2,115,518	$1,928,147
Depreciation Expense:			
Technology Products	$6,395	$7,341	$9,081
Industrial products	1,040	1,995	1,789
Hosted Software	683	403	178
Corporate	67	255	266
Consolidated	$8,185	$9,994	$11,314
Income (Loss) from Operations:			
Technology Products	$59,374	$41,521	$16,873
Industrial products	13,957	7,591	10,782
Hosted Software	(9,600)	(6,803)	(4,954)
Corporate and other expenses	(1,827)	(7,500)	(3,702)
Consolidated	$61,904	$34,809	$18,999
Total Assets			
Technology Products	$230,512	$172,534	
Industrial products	59,239	51,031	
Hosted Software	3,068	1,819	
Corporate and other	291,342	279,160	
Consolidated	584,161	$504,544	

Financial information relating to the Company's operations by geographic area was as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004*
Net Sales:			
United States:			
Industrial products	$196,860	$174,616	$151,630
Technology Products	1,268,780	1,147,230	1,011,118
United States total	1,465,640	1,321,846	1,162,748
Other North America	135,619	99,035	69,704
Europe	743,906	694,637	695,695
Consolidated	2,345,165	$2,115,518	$1,928,147

	Dec 31, 2006	Dec 31, 2005
Long-lived Assets:		
North America – principally United States	$21,347	$31,435
Europe	27,239	25,824
Consolidated	$48,586	$57,259

Net sales are attributed to countries based on location of selling subsidiary.

* As previously restated – see Note 2.

13. SUBSEQUENT EVENTS

On March 14, 2007, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 12, 2007 to shareholders of record on April 2, 2007. The Company expects to use approximately $35.8 million in cash to satisfy this dividend obligation.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data is as follows (in thousands, except for per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006:				
Net sales	$574,908	$547,242	$575,041	$647,974
Gross profit	$90,763	$77,370	$91,514	$83,272
Net income	$17,557	$7,106	$12,541	$8,033
Net income per common share:				
Basic	$.51	$.20	$.36	$.23
Diluted	$.48	$.19	$.33	$.22
2005:				
Net sales	$537,908	$506,142	$488,502	$582,966
Gross profit	$79,775	$71,365	$70,480	$85,667
Net income	$2,638	$1,522	$3,875	$3,406
Net income per common share:				
Basic	$.08	$.04	$.11	$.10
Diluted	$.07	$.04	$.11	$.09

SYSTEMAX INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31:
(in thousands)

Description	Balance at Beginning of Period	Charged to Expenses	Write-offs	Other	Balance at End of Period
Allowance for sales returns and doubtful accounts					
2006	$12,508	$1,503	$(2,641)		$11,370
2005	$11,318	$7,316	$(6,126)		$12,508
2004	$10,000	$5,079	$(3,761)		$11,318
Allowance for deferred tax assets					
2006					
Current	$527	$136		$75	$738
Noncurrent (1)	$14,779	$2,743	$(2,260)	$1,879	$17,141
2005					
Current	$413	$114			$527
Noncurrent	$10,643	$5,828	$(1,301)	$(391)	$14,779
2004					
Current	$698		$(285)		$413
Noncurrent	$12,953	$1,147	$(3,683)	$226	$10,643

(1) Charges to expense are net of reductions resulting from changes in deferred tax assets due to changes in tax laws.

EXHIBIT INDEX

10.19	Amendment No. 1 dated January 17, 2007, to Employment Agreement dated as December 12, 1997 between the Company and Stephen M. Goldschein.
10.20	Employment Agreement, dated as of January 17, 2007, between the Company and Lawrence P. Reinhold.
10.21	Form of 2006 Stock Incentive Plan for Non-Employee Directors.
10.22	Form of 2005 Employee Stock Purchase Plan.
21	Subsidiaries of the Registrant
23	Consent of experts and counsel: Consent of Independent Registered Public Accountants
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Richard Leeds, Chief Executive Officer of Systemax Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and (except as disclosed in Item 9A of this annual report on Form 10-K) we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to reasonably ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within these entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting known to me which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 30, 2007

/s/ RICHARD LEEDS
Richard Leeds, Chief Executive Officer

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Lawrence P. Reinhold, Chief Financial Officer of Systemax Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and (except as disclosed in Item 9A of this annual report on Form 10-K) we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to reasonably ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within these entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting known to me which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 30, 2007

/s/ LAWRENCE P. REINHOLD
Lawrence Reinhold, Chief Financial Officer

Exhibit 32.1

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer of Systemax Inc., hereby certifies that to the best of his knowledge Systemax Inc.'s Form 10-K for the Year Ended December 31, 2005 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 30, 2007

/s/ RICHARD LEEDS

Richard Leeds, Chief Executive Officer

Exhibit 32.2

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of Systemax Inc., hereby certifies that to the best of his knowledge Systemax Inc.'s Form 10-K for the Year Ended December 31, 2005 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 30, 2007

/s/ LAWRENCE P. REINHOLD

Lawrence P. Reinhold, Chief Financial Officer

THIS PAGE INTENTIONALLY LEFT BLANK

ANNUAL MEETING OF SHAREHOLDERS:

The 2007 Annual Meeting will be held on
Thursday, June 7, 2007 at 2:00 p.m. at
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

INVESTOR RELATIONS
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

STOCK EXCHANGE:
The Company's shares are traded on the New York Stock Exchange under the symbol SYX.

INDEPENDENT AUDITORS:
ERNST & YOUNG LLP
New York, NY

DIRECTORS

Richard Leeds
Chairman and Chief Executive Officer

Robert Leeds
Vice Chairman

Bruce Leeds
Vice Chairman

Stacy S. Dick
Managing Director,
Rothschild, Inc.

Robert Rosenthal
Chairman and Chief Executive Officer,
First Long Island Investors

Ann R. Leven
Former Treasurer and Chief Fiscal Officer
of the National Gallery of Art

Gilbert Fiorentino
Chief Executive Officer, TigerDirect, Inc.

CORPORATE EXECUTIVE OFFICERS

Richard Leeds
Chairman and Chief Executive Officer

Robert Leeds
Vice Chairman

Bruce Leeds
Vice Chairman

Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer

Thomas Axmacher
Vice President and Controller

Curt S. Rush
General Counsel and Secretary

SEGMENT EXECUTIVE MANAGEMENT

Richard Leeds
Industrial Products

Gilbert Fiorentino
Technology Products

Mathew Ehrlich
ProfitCenter Software

Systemax Inc. Corporate Headquarters
11 Harbor Park Drive, Port Washington, NY 11050

Industrial Products Headquarters
Global Equipment Company Inc.
11 Harbor Park Drive, Port Washington, NY 11050

Technology Products Headquarters
TigerDirect, Inc.
7795 West Flagler Street, Miami, FL 33144

ProfitCenter Software Inc.
50 Charles Lindbergh Boulevard, Uniondale, NY 1155

ANNUAL MEETING OF STOCKHOLDERS OF

SYSTEMAX INC.

June 7, 2007

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20730000000000000000 5 060707

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ FOR ALL NOMINEES

☐ AGAINST ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Richard Leeds
- ○ Bruce Leeds
- ○ Robert Leeds
- ○ Gilbert Fiorentino
- ○ Robert Rosenthal
- ○ Stacy S. Dick
- ○ Ann R. Leven

INSTRUCTION: To vote against any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to vote against, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants for fiscal 2007.	☐	☐	☐

3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Signature of Stockholder ________ Date: ________ Signature of Stockholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SYSTEMAX INC.

PROXY

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Curt Rush and Thomas Axmacher, and each of them, with power of substitution, attorneys and proxies to represent and vote all shares of Common Stock of Systemax Inc. (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of Systemax Inc. to be held on June 7, 2007, at 2:00 p.m., local time, and at any adjournment or postponements thereof.

Under the Company's By-Laws, business transacted at the Annual Meeting of Stockholders is confined to the purposes stated in the Notice of the Meeting. This proxy will, however, convey discretionary authority to the persons named herein as proxies to vote on matters incident to the conduct of the Meeting.

This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. **If no direction is made, this proxy will be voted FOR the election of all the nominees and FOR proposal 2.**

(Continued and to be signed on the reverse side)

Stock Performance Graph


VALUE PER $100 INVESTED
800
700
600
500
400
300
200
100
0

	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006
Systemax Inc.	100	65	278	306	260	727
S & P Retail Index	100	76	108	132	130	142
S & P 500	100	77	97	106	109	124

Systemax Inc. — S & P Retail Index — S & P 500

Financial Summary

(In millions except Basic Net Income (Loss) Per Share)

	2006	2005	2004	2003	2002
Net Sales	$2,345.2	$2,115.5	$1,928.1	$1,655.7	$1,551.9
Income (Loss) from Operations Before Restructuring and Other Charges	$ 61.9	$ 34.8	$ 19.0	$ 9.2	$ (7.0)
Cumulative Effect of Change In Accounting Principle, Net of Tax	—	—	—	—	$ (51.0)
Net Income (Loss)	$ 45.1	$ 11.4	$ 10.2	$ 3.2	$ (58.4)
Diluted Net Income (Loss) Per Share	$ 1.22	$ .31	$ .29	$ .09	$ (1.71)

Forward-Looking Statements: Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include known and unknown risks, uncertainties and other factors as set forth within the Form 10K forming a part of this document.

Systemax™

2006 Annual Report

END